United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

México City, México, April 1, 2015

Dear Shareholders,

By resolution adopted July 8, 2014, the Board of Directors of América Móvil, S.A.B. de C.V. (hereafter, “AMX,” “the Company,” or “the Issuer”) decided to propose to its shareholders a demerger of América Móvil that would establish a new Mexican corporation (sociedad anónima de capital variable) (hereafter, “Telesites”).1 We refer to this transaction as the Spin-off. The principal business of Telesites will be to construct, install, maintain, operate and market, directly or through its subsidiaries, various types of towers and other support structures, and to provide other related services. América Móvil will continue to focus on the provision of wireless, fixed line, broadband and Pay TV services, in the countries of Latin America, the Caribbean and Central and Eastern Europe, where it currently operates.

Unless otherwise expressly defined in this letter, references to capitalized terms have the meaning ascribed to such terms in the attached Information Statement.

The Spin-off is described in the Information Statement and will be implemented using a procedure under Mexican corporate law called escisión, or “split-up.” Under that procedure:

•	Telesites will be formed as a company independent from América Móvil;

•	Certain assets, liabilities and capital of América Móvil will be transferred to Telesites; and

•	Each holder of any series of América Móvil shares will receive one share of the corresponding series of Telesites shares per América Móvil share they hold at the time of the Spin-off.

Holders of América Móvil’s shares will receive, pursuant to the Spin-off, Telesites shares corresponding to the same number and series of, and with substantially the same rights as, the AMX shares held. After the Spin-off, you will continue to own the same shares of América Móvil that you owned prior to the Spin-off.

An extraordinary meeting of América Móvil’s shareholders will be held on April 17, 2015 to approve the Spin-off, among other related purposes. In accordance with América Móvil’s bylaws (estatutos sociales), approval of the Spin-off requires the approval of the majority of the outstanding AA and A Shares, voting together. The Company expects the Slim Family, the Control Trust and Inmobiliaria Carso, S.A. de C.V. (including its subsidiary, Control Empresarial de Capitales, S.A. de C.V.) to vote in favor of the Spin-off, and their favorable vote will be sufficient for the Spin-off to be approved.

[1]	Or whichever other corporate name is authorized by the Mexican Ministry of Economy in accordance with the terms and provisions of the Mexican General Corporations Law. Telesites will become a public company (sociedad anónima bursátil de capital variable) once its shares are registered with the National Securities Registry.

Pursuant to section eight of América Móvil’s bylaws, holders of América Móvil’s L Shares and L Share ADSs will not have the right to vote at the extraordinary meeting of shareholders.

In accordance with the Mexican Securities Market Law and AMX’s bylaws, shareholders may be represented at the shareholder meeting by a representative, but must authorize such representative using the power of attorney forms that the Company will make available to (i) securities market intermediaries through S.D. Indeval Instituto para el Depósito de Valores, S.A. de C.V., and (ii) duly accredited shareholders of the Issuer at the offices of the Company, located at Lago Zurich 245, Plaza Carso, Edificio Telcel, Piso 16, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, México, Distrito Federal.

We are grateful for the support that you have always provided as we make important decisions for the Company, and we look forward to welcoming you as shareholders of Telesites.

Sincerely,

Alejandro Cantú Jiménez
Corporate Secretary to the Board of Directors

2

Information Statement dated April 1, 2015

AMÉRICA MÓVIL S.A.B. DE C.V.

This Information Statement relates to a Spin-off, in which América Móvil, S.A.B. de C.V., or América Móvil, will establish a new Mexican corporation called Telesites, S.A.B de C.V., or “Telesites.” The Spin-off will be implemented using a procedure under Mexican corporate law called escisión. Capitalized terms have the meaning attributed to them in “Terms and Definitions.”

Brief Summary of the Corporate Restructuring

The Corporate Restructuring consists of the execution of a series of corporate steps, including a demerger of América Móvil, in which América Móvil will contribute part of its assets, liabilities and capital, corresponding to the Site Infrastructure of its Mexican wireless operations, to a spun-off company, which, upon obtaining the necessary authorizations, will be a sociedad anónima bursátil de capital variable called “Telesites, S.A.B. de C.V.” or whichever other corporate name is authorized by the Mexican Ministry of Economy in accordance with the terms and provisions of the Mexican General Corporations Law. Telesites’ business will initially be to construct, install, maintain, operate and market, directly or through its subsidiaries, various types of towers, other support structures, physical space for the location of towers, and non-electronic components, in each case used for the installation of wireless communication transmission equipment, and which comprise its Site Infrastructure, as well as to provide other relevant services related directly or indirectly to the telecommunications sector.

The Spin-off follows the creation of a business unit that operates the Site Infrastructure related to América Móvil’s wireless operations in Mexico, which was carried out during certain Preliminary Steps, as described in this Information Statement. This new business unit will grant access to, and allow use of, the Site Infrastructure by América Móvil’s subsidiaries, as well as to third party providers of wireless telecommunications services.

AMÉRICA MÓVIL IS NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND AMÉRICA MÓVIL A PROXY.

América Móvil is furnishing this Information Statement solely to provide information to shareholders of América Móvil, who will receive Shares of Telesites in the Spin-off. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of América Móvil or Telesites.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Spin-off of the Telesites Shares or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary is a criminal offense.

On July 8, 2014, América Móvil publicly announced, among other matters, that it intended to separate some of Telcel’s assets related to its Site Infrastructure, in order to market such assets to all interested parties.

The Corporate Restructuring is subject various conditions and certain regulatory and corporate authorizations common in these types of transactions. América Móvil and its subsidiaries have already obtained some of the corporate and contractual authorizations required for this Corporate Restructuring. See “Detailed Information About the Transaction—Detailed Description of the Corporate Restructuring.” The Corporate Restructuring is not conditioned on the sale of its assets or shares to any third party, and as a result, the ownership of Telesites shares could remain indefinitely in the hands of the same major shareholders as those of América Móvil.

América Móvil intends to carry out the Corporate Restructuring as efficiently as possible, taking into consideration, among other things, financial, corporate, tax, and regulatory issues.

Characteristics of the Shares Before and After the Corporate Restructuring

If the Corporate Restructuring is approved, the holders of AMX Shares will receive one share of the corresponding series of Telesites Shares for each share that they hold in América Móvil. Only América Móvil shareholders will receive Telesites Shares as a result of the Corporate Restructuring. América Móvil will not receive any Telesites Shares as a result of the Corporate Restructuring.

As a result of the Corporate Restructuring, it is expected that only the book value and market value of the AMX Shares will change. Other than the book value and market value, the AMX Shares will retain their same rights and characteristics, and the proposed Corporate Restructuring will in no way affect the current structure of América Móvil’s capital stock. Any changes in market value will be determined in the open market in accordance with the procedures of the Mexican Stock Exchange and international markets. América Móvil shareholders will continue to hold their AMX Shares. AMX Shares will continue to be listed on the Mexican Stock Exchange with the “AMX” stock symbol and on the international markets with the symbol with which they are currently listed.

Telesites Securities

Like América Móvil, Telesites will have three series of shares. The AA and A Shares will have full voting rights. The L Shares will be allowed to vote only in those cases specified in its bylaws.

Additionally, after the Share Distribution Date, Telesites shareholders may decide to amend Telesites’ bylaws to combine all series of capital stock into one series of ordinary shares, with the same economic and corporate rights, including voting rights.

Subject to obtaining the appropriate authorization, the Telesites Shares will be registered with the National Securities Registry and listed on the Mexican Stock Exchange, so that they may be quoted and traded in Mexico without a primary offering.

The Shares issued as a result of the Corporate Restructuring will be distributed to América Móvil’s shareholder in the same proportion as such shareholders hold in América Móvil as of the Share Record Date. The total number of Telesites Shares will be equal to the total number of AMX Shares, less the total number of treasury shares held by América Móvil on the Share Record Date, pursuant to its share buyback program, so that only the AMX Shares outstanding as of the Share Record Date, and not treasury shares, will be entitled to receive Telesites Shares. For illustrative purposes, if the Corporate Restructuring had been carried out on March 31, 2015, the capital structure of Telesites would have been as follows:

Series	Number of shares outstanding	Percentage of capital stock	Percentage of shares with voting rights
AA	23,384,632,660	34.63%	97.33%
A	641,795,436	0.95%	2.67%
L	43,499,571,904	64.42%	— (1)
Total	67,526,000,000	100%

(1)	Except for matters specified in the bylaws for which the series L Shares will have voting rights.

Once the Telesites Shares have been registered at the National Securities Registry and listed as eligible for trading on the Mexican Stock Exchange, they will be delivered to América Móvil’s shareholders on the Share Distribution Date, directly or through Indeval, and according to the terms set forth in the notice that América Móvil will publish for its shareholders in accordance with the General Rules.

For more information on the characteristics of the AMX Shares and Telesites Shares, see “Detailed Information About the Transaction—Relevant Differences Between the América Móvil and Telesites Share Certificates as a Result of the Corporate Restructuring.”

América Móvil has prepared this Information Statement to explain the Spin-off to its shareholders, who will receive Shares of Telesites in the Spin-off. América Móvil has also filed an information statement (folleto informativo) in Spanish with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange, which is available on the websites of the Mexican National Banking and Securities Commission at www.cnbv.gob.mx, the Mexican Stock Exchange at www.bmv.com.mx and América Móvil at www.americamovil.com. In accordance with Mexican law, América Móvil will not conduct any proxy solicitation for the Extraordinary Meeting of Shareholders called to approve the Spin-off. As a foreign private issuer, América Móvil is exempt from the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning proxy solicitations and information statements.

ADDITIONAL INFORMATION

This Information Statement contains limited information with respect to América Móvil and Telesites, which is qualified in its entirety by reference to the filings and reports of América Móvil incorporated by reference in this Information Statement. The distribution of Telesites Shares in connection with the Spin-off has not been and will not be registered under the United States Securities Act of 1933, as amended. Telesites will be relying on an exemption provided by Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, and therefore will not be required to register its shares with the SEC. In accordance with Rule 12g3-2(b), prior to and after the Share Distribution Date, Telesites will make available certain documents on its website. These documents will consist primarily of English-language versions of an information statement related to the listing of its Shares on the Mexican Stock Exchange, its annual reports, press releases and certain other information made public in Mexico. However, Telesites will not be required to file with the SEC annual reports on Form 20-F or furnish reports on Form 6-K.

América Móvil files reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials América Móvil files with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings América Móvil makes electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This Information Statement “incorporates by reference” certain documents that América Móvil files with the SEC, which means that important information is disclosed to you by referring you to those documents. The information incorporated by reference is considered to be part of this Information Statement, and certain later information that América Móvil files with the SEC will automatically update and supersede earlier information filed with the SEC or included in this Information Statement. The following documents are incorporated by reference:

•	América Móvil’s annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 30, 2014 (SEC File No. 001-16269);

•	América Móvil’s report on Form 6-K filed with the SEC on March 4, 2015 (SEC File No. 001-16269) containing a discussion of América Móvil’s unaudited preliminary results of operations for the years ended December 31, 2013 and 2014 and América Móvil’s unaudited preliminary financial position as of December 31, 2014;

•	América Móvil’s report on Form 6-K filed with the SEC on March 4, 2015 (SEC File No. 001-16269) containing América Móvil’s unaudited interim condensed consolidated financial statements as of September 30, 2014 and for the three and nine months ended September 30, 2013 and 2014;

•	any future annual reports on Form 20-F filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended, after the date of this Information Statement and prior to the Share Distribution Date; and

•	any future filings by América Móvil on Form 6-K that state that they are incorporated by reference into this Information Statement.

You may request a copy of the Information Statement, and any and all of the information that has been incorporated by reference in this Information Statement and that has not been delivered with this Information Statement, at no cost, by writing or telephoning América Móvil at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México, Attention: Investor Relations, telephone (5255) 2581-4449.

SHAREHOLDER INQUIRIES

Shareholders of América Móvil with questions relating to the Spin-off and distribution of the Telesites Shares should contact América Móvil at Lago Zurich 245, Edificio Telcel, Colonia Granada Ampliación, Delegación Miguel Hidalgo, 11529, México D.F., México, Attention: Investor Relations, telephone (5255) 2581-4449.

For more information regarding América Móvil documents of a public nature, we suggest you visit the following website: www.americamovil.com. (This URL, and all other URLs in this Information Statement, are intended to be inactive textual references only. They are not intended to be active hyperlinks to any website. Information presented on any website located at any URL in this Information Statement, is not and shall not be deemed to be incorporated into this Information Statement, unless such information is explicitly stated as being so incorporated in “Incorporation of Certain Documents by Reference”).

SUMMARY

The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.

Telesites	Telesites, S.A.B. de C.V., a new Mexican corporation, will be established by América Móvil in a Spin-off.

Telesites will be a holding company focused on constructing, installing, maintaining, operating and marketing, directly or through its subsidiaries, various types of towers, other support structures, physical space for the location of towers, and non-electronic components, in each case used for the installation of wireless communication transmission equipment, as well as to providing other relevant services related directly or indirectly to the telecommunications sector.

Capital Structure of Telesites	Telesites will have three series of shares. The A Shares and AA Shares will have full voting rights. The L Shares will be entitled to vote only on certain limited matters specified in its bylaws.

The number of Shares of each series will be the same as the number of América Móvil Shares of the corresponding series outstanding on the Share Record Date. If the Spin-off had occurred on March 31, 2015, the capital structure of Telesites would have been as follows:

Series	Number of Shares Outstanding	Percentage of Capital	Percentage of Voting
	(millions)

AA Shares	23,384	34.51%	97.30%
A Shares	643	0.95%	2.70%
L Shares	43,730	64.54%	— (1)

Total	67,757	100.00%	100.00%

(1)	Except for matters specified in the bylaws for which the series L Shares will have voting rights.

The Spin-off	The Spin-off will be conducted by means a procedure under Mexican corporate law called escisión or “split-up.” After the approval by a majority of holders of AMX A and AA Shares at an Extraordinary Meeting of Shareholders, scheduled for April 17, 2015, Telesites will be established as a new company and specified assets, liabilities and capital of América Móvil will be transferred to Telesites. As of the Share Record Date, shareholders of América Móvil will have the right to receive Telesites Shares on the Share Distribution Date.

Distribution of the Telesites Shares	Distribution to the América Móvil shareholders will take place on the Share Distribution Date in the following manner:

•	Each holder of AMX AA Shares will receive one Telesites AA Share per AMX AA Share held.

•	Each holder of AMX L Shares will receive one Telesites L Share per AMX L Share held.

•	Each holder of AMX A Shares will receive one Telesites A Share per AMX A Share held.

•	América Móvil shareholders will also continue to own their América Móvil Shares.

Effects of the Spin-off on AMX’s ADS Holders	On the Share Distribution Date, the Depositary for AMXs L Share ADS and A Share ADS programs will receive the pro rata portion of Telesites Shares corresponding to the AMX L Shares and A Shares underlying AMX L Share ADSs and A Share ADSs. The terms of distributions by the Depositary to AMX ADS holders are governed by the deposit agreements in effect for each ADS program. América Móvil and the Depositary are currently considering options for effecting a distribution to AMXs ADS holders in an efficient and equitable manner. The Depositary will inform AMX ADS holders how such distribution will be made prior to the Share Distribution Date.

Listing and Trading of Telesites Shares	The Telesites Shares will not trade separately from AMX Shares prior to the Share Distribution Date. Beginning on the Share Distribution Date, América Móvil expects that the Telesites Shares will be listed on the Mexican Stock Exchange.

Admission to listing and trading is subject to approval. The Telesites AA Shares will not be listed or traded on any market.

Shareholder Approval of the Spin-off	An Extraordinary Meeting of Shareholders of América Móvil will be held on April 17, 2015 to approve the Spin-off and for related purposes. Approval of the Spin-off requires the approval of the majority of the outstanding AA and A Shares, voting together. The Company expects the Slim Family, the Control Trust and Inmobiliaria Carso, S.A. de C.V. (including its subsidiary, Control Empresarial de Capitales, S.A. de C.V.) to vote in favor of the Spin-off, and their favorable vote will be sufficient for the Spin-off to be approved.

No proxy solicitation will be conducted, and holders of AMX L Shares are not entitled to vote on the Spin-off.

Certain Rights of Shareholders and

Creditors	Under limited circumstances, holders of América Móvil A Shares and América Móvil AA Shares may have the right to dissent and demand cash payment for their shares.

Certain Tax Consequences	The Spin-off is not a taxable event for Mexican federal income tax purposes. The Spin-off is expected to be taxable for U.S. federal income tax purposes. See “Detailed Information About the Transaction—Tax Consequences of the Corporate Restructuring.”

TERMS AND DEFINITIONS

Unless they have been expressly defined on the cover of the Information Statement or the context indicates otherwise, references to the following terms shall have the meanings below, both in singular and plural forms:

Term	Definition

“Active Infrastructure”	The components of telecommunications or radio broadcasting networks that store, issue, process, receive, or transmit writing, images, sounds, signals, signs or information of any nature.

“ADSs”	American Depositary Shares whose underlying assets are AMX Shares.

“América Móvil,” “AMX” or “Issuer”	América Móvil, S.A.B. de C.V.

“AMX 20-F”	The América Móvil annual report on Form 20-F for the year ending December 31, 2013, filed with the SEC on April 30, 2014.

“AMX Shares” or “América Móvil Shares”	All or any of the shares of the capital stock of América Móvil, regardless of their series.

“Approval Date”	April 17, 2015, the date of the Extraordinary Meeting of Shareholders.

“Control Trust”	Trust F/0126 of Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, which according to publicly available information, owns AA and L Shares of América Móvil for the benefit of the Slim Family.

“Corporate Restructuring” or “Spin-off”	The Corporate Restructuring described in this Information Statement.

“Depositary”	The Bank of New York Mellon, as depositary for the AMX L Share ADS program and A Share ADS program.

“Dollar” or “Dollars”	The legal currency of the United States of America.

“Extraordinary Meeting of Shareholders”	The extraordinary meeting of América Móvil’s shareholders that will take place on April 17, 2015, which will decide, among other related issues, whether to approve the Corporate Restructuring.

“Federal Law on Telecommunications and Broadcasting”	Ley Federal de Telecomunicaciones y Radiodifusión, published in the Federal Official Gazette on July 14, 2014.

“Federal Official Gazette”	Diario Oficial de la Federación.

“General Rules”	The General Rules applicable to issuers of securities and to other participants in the Mexican securities market published in the Federal Official Gazette on March 19, 2003, and amendments thereto.

“IFRS”	International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB).

“IFT”	The Federal Telecommunications Institute of Mexico.

“Indeval”	The Mexican Central Securities Depository (S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V.).

“Information Statement”	This Information Statement regarding the Corporate Restructuring.

“Mexican General Corporations Law”	The Mexican General Corporations Law (Ley General de Sociedades Mercantiles) published in the Federal Official Gazette on August 4, 1934 and the amendments thereto.

“Mexican Ministry of Finance”	The Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público).

“Mexican National Banking and Securities Commission”	Comisión Nacional Bancaria y de Valores.

“Mexican Securities Market Law”	The Mexican Securities Market Law published in the Federal Official Gazette on December 30, 2005, along with its amendments (Ley del Mercado de Valores).

“Mexican Stock Exchange”	Bolsa Mexicana de Valores, S.A.B de C.V.

“Mexico”	The United Mexican States.

“National Securities Registry”	Registro Nacional de Valores.

“Pesos,” “Ps.” or “$”	The legal currency of Mexico.

“Preliminary Steps”	The corporate acts that América Móvil or any of its subsidiaries carried out or will carry out prior to and necessary for the Corporate Restructuring.

“Public Registry of Commerce”	The Public Registry of Commerce of the Federal District (Registro Público de Comercio del Distrito Federal).

“SEC”	The U.S. Securities and Exchange Commission.

“Sercotel”	Sercotel, S.A. de C.V.

“Share Distribution Date”	The date on which the Telesites Shares will be distributed to their rightful holders, once the conditions have been met, the necessary periods of time have elapsed and the corresponding authorizations have been obtained.

“Site Infrastructure”	The non-electronic components of telecommunications networks consisting primarily of: (i) the physical spaces on real property (or parts thereof) possessed under any legal title; (ii) the towers, masts, and other structures that provide support for radio communication antennas; and (iii) the civil engineering works, wiring, frames, ducts, and components to delimit and restrict access, as well as other on-site accessories that are useful for the installation and operation of radio equipment.

“Share Record Date”	The date on which the right to receive Telesites Shares will be determined.

“Slim Family”	Carlos Slim Helú and members of his immediate family.

“Telcel”	Radiomóvil Dipsa, S.A. de C.V.

“Telmex”	Teléfonos de México, S.A.B. de C.V.

“Telesites”	The spun-off company resulting from the Corporate Restructuring, called Telesites, S.A.B. de C.V. or whichever other corporate name is authorized by the Mexican Ministry of Economy in accordance with the terms and provisions of the Mexican General Corporations Law, a corporation that will construct, install, maintain, operate, and market, directly or through its subsidiaries, various types of towers, other support structures, physical space for the location of towers, and non-electronic components, in each case used for the installation of wireless communication transmission equipment, which comprise its Site Infrastructure, as well as to provide other relevant services related directly or indirectly to the telecommunications sector. Telesites will become a public company (sociedad anónima bursátil de capital variable) once its shares are registered with the National Securities Registry.

“Telesites Shares”	All or any of the shares of the capital stock of Telesites, regardless of their series.

“Tower Reference Offer”	The reference offer for the grant of access and shared use of passive infrastructure approved for Telcel by the IFT pursuant to resolution P/IFT/05114/376 on November 5, 2014.

“United States”	United States of America.

EXECUTIVE SUMMARY

This summary provides only a brief description of the participants and of the more relevant aspects of the Corporate Restructuring, and is not intended to contain all of the information that may be relevant to the Corporate Restructuring. Shareholders should review the detailed information included in the other sections of this Information Statement, as well as in the AMX 20-F and the other documents incorporated by reference herein, which may be consulted by visiting either the América Móvil website at www.americamovil.com or the SEC website at www.sec.gov.

On July 8, 2014, América Móvil announced its plan to separate the Site Infrastructure assets of its Mexican wireless operations in order to allow for their independent operation and their marketing to all interested parties.

The execution of the Corporate Restructuring includes a series of Preliminary Steps, as described in “Detailed Information About the Transaction—Detailed Description of the Corporate Restructuring.”

The final result of the Corporate Restructuring will be the formation of Telesites, which will be dedicated primarily to constructing, installing, maintaining, operating and marketing, directly or through its subsidiaries, various types of towers, other support structures, physical space for the location of towers, and non-electronic components, in each case used for the installation of wireless communication transmission equipment, as well as to providing other relevant services related directly or indirectly to the telecommunications sector.

The Corporate Restructuring will allow the independent operation of two different types of businesses, so that the corresponding financial, operating, technological and management needs of each can be more effectively served.

Telesites will provide access to, and allow use of, its Site Infrastructure to América Móvil’s subsidiaries, as well as to third party providers of radio communications services.

Once the applicable legal conditions are met, the Mexican National Banking and Securities Commission will be requested to register the Telesites Shares with the National Securities Registry and list them on the Mexican Stock Exchange for trading.

The distribution of Telesites Shares in connection with the Spin-off has not been and will not be registered under the United States Securities Act of 1933, as amended. Telesites will be relying on an exemption provided by Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, and therefore will not be required to register its shares with the SEC.

DETAILED INFORMATION ABOUT THE TRANSACTION

Objective of the Corporate Restructuring

Similar to many wireless telecommunications companies, América Móvil has previously pursued a strategic policy of developing of its own Site Infrastructure. However, based on business and operational assessments routinely carried out by its Board of Directors, América Móvil determined that in the medium and long term, it will be able to create more shareholder value by segmenting certain business activities and creating a new publicly listed company, which will market its assets directly to third parties. The telecommunications environment is changing and each business faces distinct challenges and opportunities.

The Corporate Restructuring will enable third parties to use the excess capacity of the Site Infrastructure, currently used exclusively by Telcel.

The principal objectives of the Corporate Restructuring are the following:

•	create a new company independent from América Móvil, to allow investors to differentiate and select between two types of businesses, operated autonomously with separate management, commercial, and financial objectives;

•	improve the competitive position of the businesses of América Móvil and Telesites; by operating as independent companies, both América Móvil and Telesites will be able to focus their efforts and resources on improving and strengthening their positions in their respective industries;

•	maximize the value of the Site Infrastructure, allowing for its optimal development through independent management, and making it available to all telecommunications operators in Mexico or other countries;

•	allow the management teams of each company to develop their own strategy and operations and permitting each management team to reach its appropriate size;

•	allow each company to obtain a more efficient market valuation, as well as an optimal capitalization structure, according to the necessities of each business type;

•	maximize América Móvil’s flexibility to capitalize on growth opportunities in changing markets; and

•	enter into arms-length commercial relationships between Telcel and Telesites via long-term operating agreements, on terms equal to those with other telecommunications operators.

América Móvil believes that these objectives can be met satisfactorily and quickly via the Corporate Restructuring, because allocating the Site Infrastructure related to América Móvil’s wireless operations in Mexico to Telesites and its subsidiaries will allow this new autonomous company to optimize its operating and financial position, as well as its competitive position.

In recent years, the global trend in the telecommunications industry has been the simultaneous expansion of customers and networks. In particular, the dominant belief was that the development of one’s own infrastructure was a strategic activity for companies in the industry, because when companies began deploying wireless network, coverage was a major differentiating factor. However, the evolution of the wireless telecommunications market has led telecommunications operators, in developed and emerging markets, to redefine their strategy towards differentiation in service and deployment of their Site Infrastructure.

Such circumstances, together with the growing capital expenditures required to meet data traffic volume, resulted in the need for telecommunications companies to adjust strategies, paving the way for operators to begin sharing towers and corresponding sites, or selling their infrastructure to third parties so that it may be more efficiently marketed.

This paradigm shift is especially important in Latin America and the Caribbean, because the penetration of fixed telephone lines in the region is relatively low compared to the rest of North America or Europe, which makes the deployment of wireless telephone networks more relevant. Because of this, it is estimated that wireless services will play an increasingly relevant role in Latin America and the Caribbean, given the demand for broadband services. In particular, the deployment of long-term evolution (“LTE”) technology may drive the need to introduce new networks and increase coverage. Companies like Telefónica, Oi, Nextel, and Millicom have adopted the business model described above, and have sold more than 30 thousand wireless towers in recent years.

As a result, there has been a surge in companies specializing in the provision of radio communications infrastructure services. According to KPMG,2 in India, for example, in 2006, 100% of the towers were operated directly by telecommunications operators, while in 2010, approximately 85% were operated by independent companies.

In the United States there are three public companies that operate in the radio communications infrastructure operation sector: American Tower Corporation, Crown Castle International Corporation, and SBA Communications Corporation. According to an August 2014 report by S&P Capital IQ, American Tower Corporation is the largest independent operator of communication and broadcasting towers in North America based on the number of towers and sales; currently more than half of its sites are located outside of the United States. Generally, the main customers of these businesses are the wireless telecommunications operators with large market shares in the United States, which in the case of American Tower Corporation represented around 84% of its U.S. sales in 2013.

One of the ways in which those companies have grown in recent years is from the sale by wireless telecommunications operators of certain assets that formed part of their passive infrastructure. The wireless telecommunications operators made these sales because they determined it was more efficient and competitive to discontinue their investment in this infrastructure and to utilize the resources obtained from these sales to finance their core businesses. There are also multiple examples of telecommunications operators spinning off their passive infrastructure operations in order to have two distinct, specialized businesses.

In Mexico, the business of shared access and use of passive infrastructure and related services began more than 14 years ago and has accelerated significantly in recent years with the sale of tower portfolios by some wireless telecommunications operators. Currently more than five companies operate in this segment of the Mexican market with a combined total of more than 10 thousand towers. American Tower Corporation is currently the largest operator, followed by Mexico Tower Partners, among others. According to its 2013 annual report,3 American Tower Corporation has operated for more than a decade in Mexico and currently owns around 8,400 sites. In 2013, American Tower Corporation acquired 880 sites from Axtel, S.A.B. de C.V. and another 1,480 from NII Holdings, Inc. Currently some of América Móvil’s subsidiaries in Latin America and the Caribbean are customers of American Tower Corporation.

[2]	Source: KPMG “Passive Infrastructure Sharing in Telecommunications,” 2011.
[3]	Source: www.americantower.com.

Additionally, in 2013, the Mexican Federal Telecommunications Commission estimated that Mexico required a four-fold increase of radio bases, which would result in an increase from 20,000 radio bases to a total of 80,000, creating an important growth opportunity for Telesites.

The Corporate Restructuring will generate important benefits for both América Móvil and Telesites, similar to those achieved by other companies that have spun off Site Infrastructure from their wireless telephone operations. Greater profits could be generated as a result of the towers being independently owned by Telesites and used by multiple operators on equal terms.

Some of the principal reasons América Móvil or its shareholders could benefit can be summarized as follows:

•	Greater focus on end users. The Corporate Restructuring will permit América Móvil to focus on increasing global penetration of its services to new users as well as on improving the quality of customer service and technological innovation, differentiating itself based on its high operating capacity and through the continuous introduction of new business models that benefit its customers.

•	Refocus on investments and costs. Capital expenditures and operating expenses are the biggest costs in the telecommunications industry, especially in emerging markets like Mexico. Making the Site Infrastructure business independent will allow América Móvil to reduce costs quickly and significantly and simultaneously refocus its capital investments on the expansion of its Active Infrastructure. Additionally, in the medium-term we believe that certain costs, such as rent for the land where the Telesites towers are situated, will decrease, because such costs will be divided by the number of operators that use each one of these towers.

•	Capitalization or valuation. Companies that focus their operations can potentially generate additional value for shareholders, either by compensation received from the sale of their assets to a third party, or in the case of spin-offs, by an increase in aggregated market value of both companies. In the case of the Corporate Restructuring, this outcome would result from understanding towers as assets in themselves, which require investment to become income-generating business. Additionally, the Corporate Restructuring will make it possible for investors to be exposed to two businesses with highly differentiated valuations. As of December 31, 2014, the major telecommunications companies traded at 4 times EBITDA while telecommunications infrastructure service providers traded at 14 to 16 times EBITDA.[4]

Telesites, as a new specialized company, will be able to enjoy important advantages of operating its business separately, including:

•	Business model focused on profitability: Telesites will focus on only one business which will provide the following benefits:

•	Increase in profitability. Most wireless telecommunications operators consider it advantageous to share Site Infrastructure rather than individually assume the costs of installing and managing such infrastructure. Telesites will therefore be able to market its assets to two or more customers, thereby increasing the profitability of its assets that are currently only utilized by Telcel in Mexico;

[4]	Source: Bloomberg.

•	Growth opportunity. By distributing costs among a larger number of participants, Telesites will be able to extend its infrastructure to locations where it is not currently cost-effective for the operators to do so on their own;

•	Business differentiated by stability. Telesites will operate a business with greater stability because telecommunications infrastructure leasing businesses are generally able to anticipate their long-term revenues and costs more accurately than telecommunications operators, because leases for tower space will have a term of at least five (5) years. The result is a suitable vehicle for investors looking for greater stability in the generation and distribution of profits;

•	Benefit to competition. The Spin-off will increase the number of towers in Mexico that are accessible to any telecommunications operator from 45% to 90%, allowing new operators and current competitors of Telcel to utilize the deployed Site Infrastructure; these competitors will be able to develop and scale their businesses more quickly. This will benefit telecommunications infrastructure service providers such as Telesites, because the greater number and size of telecommunications operators in the industry will increase the occupancy rates of their Site Infrastructure, strengthen the demand for the services offered, and increase the rate of return on assets;

•	Improved operations. Creating a company centered on performing a useful service to the telecommunications sector will enable its management and employees to direct their efforts towards developing a company that is distinguished by its operating quality, which will in turn benefit its customers, and ultimately, end users; and

•	Strategy diversity. As a company independent of América Móvil, Telesites will have its own management and strategy. Several strategies are expected to increase the profitability of the business operated by Telesites, including emphasis on (i) cost reduction; (ii) optimal site operation and maintenance; (iii) improved planning of new site requirements, wireless operator demand and technological requirements; and (iv) management of contractual relationships with clients and suppliers.

Telesites may have a capitalization structure that more accurately reflects its operations by leveraging the long duration of its contracts. For example, in the United States, comparable public companies record a ratio of between 5 and 7 times net debt to EBITDA.5 It is expected that América Móvil will transfer approximately $21 billion Mexican Pesos of debt to Telesites.

•	Growing market. Several analysts predict that the increase in data traffic caused by intelligent consumer devices (smartphones, tablets, etc.) will continue to drive the demand for greater wireless telecommunications infrastructure. Wireless telecommunications operators will have to continue to invest in increasing the capacity of their networks to keep up with the large increase in the demand for data plans, as well as with the migration of users to the 4G platform. Companies that are appropriately positioned from a financial standpoint and which have experience in the industry may benefit significantly from this trend.

[5]	Source: Bloomberg.

•	Regulatory environment. The recent telecommunications and broadcasting regulatory environment in Mexico could benefit América Móvil and Telesites, if the new telecommunications legislation is implemented in such a way as to encourage investment and competition, which would lead to higher quality services and market penetration.

On March 7, 2014, the IFT issued a resolution (the “Resolution”) declaring that América Móvil and Telcel, among others, comprise an “economic interest group” in the telecommunications sector. In the Resolution, the IFT also imposed certain specific measures on América Móvil and Telcel, some of which set forth the obligation to grant access and shared use of passive infrastructure.

Telcel published the Tower Reference Offer, which has an initial term that expires on December 31, 2015. Under the terms of the Tower Reference Offer, the operators who wish to have access and shared used of the Site Infrastructure must execute a master services agreement, as well as specific agreements for each site, the duration of which will vary from site to site, and will be different from that of the master services agreement.

The obligations set forth in the Resolution are also applicable to entities which are successors or assignees of the rights of, or which result from corporate restructuring or modifications to the capital structure of, any of the members of the economic interest group. Therefore, the subsidiary of Telesites that will serve as the legal owner of the Site Infrastructure that will be allocated to Telesites, will be obligated to comply with the Resolution with respect to the shared access and use of the Site Infrastructure. Regardless of the regulatory requirements to do so, that subsidiary will have an inherent economic incentive to provide access to the Site Infrastructure to additional operators.

The Corporate Restructuring is not conditioned on any change to the regulatory situation of América Móvil, Telesites, or their respective subsidiaries. Nevertheless, following the Corporate Restructuring and under certain circumstances, the IFT could, at the request of Telesites, reduce or eliminate the burdens of the Resolution with respect to Telesites.

Detailed Description of the Corporate Restructuring

The Corporate Restructuring consists of the execution of a series of corporate steps, including a demerger of América Móvil, in which América Móvil will contribute part of its assets, liabilities and capital, consisting primarily of the Site Infrastructure related to its wireless operations in Mexico, to a spun-off company, which, upon obtaining the necessary authorizations, will be a sociedad anónima bursátil de capital variable called “Telesites, S.A.B. de C.V.” or whichever other corporate name is authorized by the Mexican Ministry of Economy in accordance with the terms and provisions of the Mexican General Corporations Law. Telesites’ business will initially be to construct, install, maintain, operate and market, directly or through its subsidiaries, various types of towers, other support structures, physical space for the location of towers, and non-electronic components, in each case used for the installation of wireless communication transmission equipment, and which comprise its Site Infrastructure, as well as to provide other relevant services related directly or indirectly to the telecommunications sector.

The Spin-off follows the creation of a business unit that operates the Site Infrastructure related to América Móvil’s wireless operations in Mexico, which was carried out during certain Preliminary Steps, as described in this Information Statement. This new business unit will provide access to, and allow use of, its Site Infrastructure by América Móvil’s subsidiaries, as well as to third party providers of wireless telecommunications services.

The Corporate Restructuring is subject to various conditions and certain regulatory and corporate authorizations common in these types of transactions. América Móvil and its subsidiaries have already obtained some of the corporate and contractual authorizations required for this Corporate Restructuring.

The Corporate Restructuring will be carried out in accordance with the escisión procedure set forth in the Mexican General Corporations Law and in accordance with the terms of the Mexican Securities Market Law and the provisions contained therein. An escisión consists of a demerger of a company, to create a new spun-off company, to which a part of the assets, liabilities and capital of the original company is transferred. Only the shareholders of América Móvil will receive Telesites Shares as a consequence of the Corporate Restructuring. América Móvil will not receive any Telesites Shares as a part of the Corporate Restructuring.

Prior to the approval of the Spin-off, América Móvil has taken or will take a series of legal and corporate actions in order to reorganize specific subsidiaries for the purpose of facilitating the implementation of the Corporate Restructuring.

As a part of the Corporate Restructuring, it has been resolved to separate the elements necessary to conduct a business which consists mainly of commercializing shared access and use of Site Infrastructure services. This business will be operated by a subsidiary of Telesites, which will include holding the rights with respect to the certificates of occupancy of the sites and well as rights over the towers and the rest of the Site Infrastructure.

On the Approval Date, América Móvil’s shareholders will vote on the Corporate Restructuring at the Extraordinary Meeting of Shareholders, which was called by notice in the Reforma newspaper on April 1, 2015.

The Spin-off consists of a series of legal acts, the most significant of which are described below:

1.	AMX Board of Directors Approval. On July 8, 2014, the Board of Directors resolved to implement all necessary and appropriate measures needed to carry out the separation of Telcel’s Site Infrastructure for independent operation and marketing to interested third parties.

As a result of that resolution, and on that same date, América Móvil made the following public announcement:

Mexico City, Mexico, July 8, 2014. América Móvil, S.A.B. de C.V. ( América Móvil ) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL) informs that its Board of Directors, at its ordinary meeting held today, after having analyzed several alternatives and recommendations presented by the Strategic Committee, resolved to authorize measures to reduce its national market share in the Mexican telecommunications market under fifty percent in order to cease being a preponderant economic agent , under the terms of the Constitution of the United Mexican States and its implementing legislation.

The Board of Directors of América Móvil decided upon the sale of certain assets to a new and solid carrier independent from América Móvil, with experience in the telecommunications sector, with sound economic and technical resources, being a real option to participate in this capital intensive sector, to overcome the obstacle of the insufficient investment made by our Mexican competitors.

The decision related to the sale of assets is conditioned upon Teléfonos de México, S.A.B. de C.V. ( Telmex ) and Radiomóvil Dipsa, S.A. de C.V. ( Telcel ) ceasing to be preponderant economic agents and subject to asymmetric regulations, and being able to access the provision of convergent services. Also, the assets must be sold at market conditions at their commercial value.

In addition, all cellular cites (base stations), including towers and related passive infrastructure, will be separated from Telcel for their corresponding operation and commercialization to all interested parties.

The implementation of the approved measures is subject to certain corporate, regulatory and governmental authorizations, as well as the approval, as the case may be, of the board of directors and/or shareholders meetings of América Móvil and/or subsidiaries.

América Móvil will pay special attention to the relationship with its clients, distributors, investors and personnel, to whom the development of América Móvil and subsidiaries is attributed.

Telmex ratifies and strengthens the commercial agreement with Dish México, S. de R.L. de C.V. ( Dish México ), consisting of billing and collection services, distribution and equipment leases. The services provided to Dish México have been and will continue to be available to telecommunications carriers, including those providing cable and/or satellite television services.

Likewise, Telmex waives its rights arising from the option agreement related to the purchase of 51% of the shares representing the capital stock of Dish Mexico.

The Board of Directors commented on the transformation of the telecommunications sector during these 23 years and the role played by Telmex and Telcel. América Móvil s investments in Mexico and Latin America have been instrumental in the expansion of its telecommunications network and services, and have resulted in América Móvil having the most advanced technology. These investments have resulted in important and continuous productivity increases which have been passed on to our clients.

As such, in Mexico, prices for mobile services, national long-distance, and Internet services per kilobit, have decreased in more than 90% since the privatization of Telmex, and are currently among the lowest in Latin America and OECD member countries.

It was also highlighted how, in mobile services, Telcel began operations after Iusacell and certain other concessionaires currently known as Movistar, which then had 100% market share in the mobile market, and for years continued to hold a majority participation in such market.

During the nineties, cable operators were the only ones who could provide broadband Internet services, and by 2002, cable operators still had twice as much market share in the broadband Internet market than Telmex.

Finally, the Board commented upon the growth of América Móvil, which operates in 26 countries and whose wireless costumer base increased from 35 thousand to 292 million, an 8,300 times increase, and an increase from 5.3 million revenue generating units ( RGUs ) to over 365 million, as a result of the preference of our clients.

2.	AMX Board of Directors Approval to Call the Extraordinary Meeting of Shareholders. On November 4, 2014, the Board of Directors resolved, among other things, to extend the authorization necessary to convene an extraordinary meeting of shareholders, which is required for the approval of the Spin-Off.

3.	Preliminary Steps. During the fourth quarter of 2014 and the first quarter of 2015, certain subsidiaries of América Móvil took the following legal and corporate actions in order to reorganize the structure of specific subsidiaries for the purpose of facilitating the implementation of the Corporate Restructuring:

(i) Spin-off of Telcel. On October 30, 2014, an extraordinary meeting of shareholders approved the spin-off of Telcel and transfer of certain assets (including the Site Infrastructure), liabilities and capital to a new company; and

(ii) Spin-off of Sercotel. On January 7, 2015, an extraordinary meeting of shareholders approved, subject to certain conditions precedent, the spin-off of Sercotel and transfer of certain assets, liabilities and capital to a new company.

4.	Approval of the Tower Reference Offer. On November 5, 2014, the IFT approved the Tower Reference Offer.

5.	América Móvil Shareholders Meeting. On April 17, 2015, an Extraordinary Meeting of Shareholders of América Móvil will be held, at which América Móvil’s shareholders will vote on the approval of the Corporate Restructuring. Following the Extraordinary Meeting of Shareholders, the adopted resolutions will be recorded before a notary public and registered in the National Securities Registry. Additionally, an excerpt from the resolution related to the approval of the Spin-off will be made public via the legally available channels.

6.	Conditions. The Corporate Restructuring is subject to obtaining various corporate and legal authorizations, consents and/or non-objections, as well as to the effectiveness of those authorizations already obtained. The conditions to which the Corporate Restructuring is subject are as follows:

•	confirmation from the Mexican Ministry of Finance, through the Tax Administration Service, that the Spin-off of América Móvil and the Preliminary Steps comply with the requirements established in Article 14-B, Section II, Subsection a) of the Mexican Federal Tax Code and therefore will not create tax consequences in Mexico; and

•	notification that (i) the Corporate Restructuring has been approved by the IFT, or (ii) confirmation that the Corporate Restructuring does not require IFT approval.

The special delegates designated at the Extraordinary Meeting of Shareholders may waive any prior conditions, but waiver of any one such condition shall not be interpreted as a waiver of any other.

7.	Application for Registration of Telesites Shares in the National Securities Registry. Upon the completion of the Corporate Restructuring, it is expected that Telesites will apply to the Mexican National Banking and Securities Commission for the registration of the Telesites Shares with the National Securities Registry. It is also expected that Telesites will apply to the Mexican Stock Exchange for the listing of the Telesites Shares, with the objective that these shares be quoted on such exchange.

8.	Distribution of Shares. See “Detailed Information About the Transaction—Share Distribution Date.”

9.	Continuity. Once the Corporate Restructuring becomes effective, América Móvil would continue to be a holding company, and its operations will be centered principally on providing telecommunications services. Telesites will be organized as an independent company, with sufficient capacity to hold its own assets and dispose of them. The membership of Telesites’ board of directors will be established at the Extraordinary Meeting of Shareholders. In addition, América Móvil and Telesites and their respective subsidiaries may execute certain agreements which are customary for this type of transaction to facilitate the separation. See “—Certain Relations Between América Móvil and Telesites.”

Expenses Related to the Corporate Restructuring

América Móvil will assume the expenses related to the Corporate Restructuring, with the exception of those which, by their inherent nature, should be assumed by Telesites. The expenses include, among others, notary and external legal counsel fees, common in a transaction of this nature. It is expected that total expenses related to the Corporate Restructuring should not exceed $3.5 million Mexican Pesos. Such expenses do not include expenses related to the payment of duties, taxes and registration fees, including those derived from registration with the Public Registry of Commerce, the National Securities Registry and the listing of the Telesites Shares on the Mexican Stock Exchange.

Corporate Restructuring Approval Date

On July 8, 2014, the Board of Directors resolved to implement the necessary and appropriate measures to execute the separation of Telcel’s Site Infrastructure for its independent operation and marketing to third parties. Similarly on November 4, 2014, the Board of Directors, resolved, among other things, to extend the authorization necessary to convene the Extraordinary Meeting of Shareholders that is required for the approval of the AMX Spin-off.

If the Corporate Restructuring is approved, the Spin-off will take full force and effect upon the completion of the following: (i) forty-five (45) calendar days have elapsed following the publication of notice of the Spin-off and registration of the resolutions of the Extraordinary Meeting of Shareholders, as described in “Detailed Information About the Transaction—Approvals and Consents;” (ii) the formation of Telesites has been notarized and registered with the Public Registry of Commerce; and (iii) the conditions set forth in numbered paragraph 6 of “—Detailed Description of the Corporate Restructuring.”

The Share Distribution Date

The distribution of the share certificates representing the share capital of América Móvil and Telesites will be carried out as follows:

•	Each holder of AMX AA Shares will receive one Telesites AA Share per AMX AA Share held as of the Share Record Date;

•	Each holder of AMX L Shares will receive one Telesites L Share per AMX L Share held as of the Share Record Date;

•	Each holder of AMX A Shares will receive one Telesites A Share per AMX A Share held as of the Share Record Date; and

•	each América Móvil shareholder will continue to be the owner of the same number of AMX Shares and ADSs they held before the Spin-off.

Only the América Móvil shareholders as of the Share Record Date will receive Telesites Shares as a consequence of the Corporate Restructuring and América Móvil will not receive any Telesites Shares as part of the Corporate Restructuring.

Certain provisions of América Móvil’s corporate bylaws will be modified, as described in “—Relevant Differences Between the América Móvil and Telesites Share Certificates as a Result of the Corporate Restructuring—América Móvil.” As a consequence, once (i) the Spin-off takes full effect; (ii) the Mexican National Banking and Securities Commission has authorized the registration of the Telesites Shares with the National Securities Registry; and (iii) the favorable opinion of the Mexican Stock Exchange is obtained for such shares to be suitable for listing and therefore quoted on the Mexican Stock Exchange, América Móvil will proceed to swap its currently outstanding shares certificates corresponding to the 2011 issuance, for new América Móvil share certificates corresponding to this 2015 issuance, which contain the pertinent clauses, in accordance with the bylaw modifications mentioned.

Prior to the Share Distribution Date, there will be no independent share certificates for the Telesites Shares, the right to receive such shares will be transferred together with the AMX Shares, and no investor may purchase, acquire, sell or transfer Telesites or AMX Shares separately.

With respect to share certificates that are deposited with Indeval, the Share distribution will take place under the terms of the notice to be published by América Móvil for the information of its shareholders, as set forth in the General Rules. Shareholders will be notified of the date on which the Telesites Shares are quoted independently on the Mexican Stock Exchange and the delivery of the share certificates will occur. The distribution of Telesites Shares will not take place until they have been registered with the National Securities Registry.

With respect to share certificates that are not deposited with Indeval, the distribution of Shares will take place in the form and at the time to be set forth in the notice that AMX will publish to inform its shareholders.

Effects of the Spin-off on Holders of América Móvil ADSs

On the Share Distribution Date, the Depositary for AMX’s L Share ADS and A Share ADS programs will receive the pro rata portion of Telesites Shares corresponding to the AMX L Shares and A Shares underlying AMX’s L Share ADSs and A Share ADSs.

Under the terms of the deposit agreements governing AMX’s L Share ADS and A Share ADS programs, whenever the Depositary receives a distribution of securities from América Móvil, other than AMX Shares, the Depositary shall cause those securities to be distributed as promptly as practicable to the AMX ADS holders entitled to receive them, in proportion to the number of AMX ADSs they hold. The distribution may be made in any manner that the Depositary deems equitable and practicable. However, if in the opinion of the Depositary, such distribution cannot be made proportionately among the AMX ADS holders or if, for any other reason, the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution. That method may include the sale of the securities, in which case the net proceeds of such sale shall be distributed by the Depositary to the AMX ADS holders in proportion to the number of AMX ADSs they hold.

América Móvil and the Depositary are currently considering options for effecting the distribution described in the preceding paragraph in an efficient and equitable manner. The Depositary will inform AMX ADS holders how such distribution will be made prior to the Share Distribution Date.

Relevant Differences Between the América Móvil and Telesites Share Certificates as a Result of the Corporate Restructuring

América Móvil

Currently, América Móvil’s share capital is represented by (i) AA Shares, without par value; (ii) A Shares, without par value; and (iii) L Shares, without par value. All of the outstanding Shares of América Móvil are fully paid and non-assessable.

The AA and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances, such as the transformation of América Móvil from one type of corporation into another; any merger of América Móvil; the extension of its authorized corporate life; its voluntary dissolution; any change in its corporate purpose; any change in its state of incorporation; removal of its shares from listing on the Mexican Stock Exchange or any foreign stock exchange and any other matter that would prejudice the rights of holders of L Shares. In addition, holders of L Shares have the right to appoint two (2) members of the Board of Directors and the corresponding alternate directors.

The AA Shares must always represent at least 51% of the combined AA Shares and A Shares, and may only be owned by holders that qualify as Mexican investors, as provided in América Móvil’s bylaws. Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of América Móvil’s outstanding capital stock or less than 51% of América Móvil’s combined AA Shares and A Shares.

As a consequence of the Corporate Restructuring, it is anticipated that only the accounting value and market value of the AMX Shares will be modified. América Móvil intends to amend its corporate bylaws to adjust the value of the minimum fixed share capital. This proposed bylaw amendment will be available for América Móvil shareholder consultation, in the offices of the Secretary of the Board of Directors, with the advance notice required by the applicable legal and bylaw provisions.

Telesites

As is the case of América Móvil, the share capital of Telesites will be represented by (i) AA Shares, without par value; (ii) A Shares, without par value; and (iii) L Shares, without par value.

The Telesites AA and A Shares will have full voting rights. Holders of L Shares will be able to vote only in limited circumstances, such as the transformation of Telesites from one type of corporation into another; any merger of Telesites; the extension of its authorized corporate life; its voluntary dissolution; any change in its corporate purpose; any change in its state of incorporation; removal of its shares from listing on the Mexican Stock Exchange or any foreign stock exchange and any other matter that would prejudice the rights of holders of L Shares. In addition, holders of L Shares will have the right to appoint two (2) members of the Board of Directors and the corresponding alternate directors.

The AA Shares of Telesites, which will be required to represent at least 51% of the combined AA Shares and A Shares, will only be permitted to be owned by holders that qualify as Mexican investors, as will be provided in Telesites’ bylaws. Each AA Share or A Share will be able to be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of Telesites’ outstanding capital stock or less than 51% of Telesites’ combined AA Shares and A Shares.

Application will be made to the Mexican National Banking and Securities Commission for the registration of the Telesites Shares with the National Securities Registry. Application will also be made to have Telesites Shares listed on the Mexican Stock Exchange, so that they may be traded on that exchange.

Following the AMX Spin-off, Telesites will be completely independent of América Móvil. In addition, once Telesites is an issuer with shares listed on the National Securities Registry, it will be obligated to comply with all terms of transparency and corporate governance of the applicable stock market regulations in Mexico.

Additionally, after the Share Distribution Date, Telesites shareholders may decide to amend its bylaws to combine all series of capital stock into one series of ordinary shares with the same economic and corporate rights, including voting rights.

Effect of the Corporate Restructuring on AMX Shares

Except for the discussion on the exchange of Shares described in “—The Share Distribution Date,” the Corporate Restructuring described in this Information Statement will not affect the Shares or rights contained in the AMX Shares. As a consequence of the Corporate Restructuring, the amount of minimum fixed share capital of América Móvil will change, without however modifying the total number of Shares that it currently represents. América Móvil intends to amend clause 6 of its corporate bylaws to reflect this change.

Accounting Treatment

The accounting treatment of the Corporate Restructuring for each of the entities involved will be governed by IFRS.

Tax Consequences of the Corporate Restructuring

Tax effects in Mexico

Those holders of Telesites Shares who are non-residents or residents in Mexico for tax purposes will not be subject to personal or corporate income tax (impuesto sobre la renta) or value added tax (impuesto al valor agregado) in Mexico as a result of the Corporate Restructuring.

Once the Corporate Restructuring has been carried out, América Móvil shareholders will receive Telesites Shares in a percentage equivalent to the percentage of AMX Shares the holder owned as of the Share Record Date, as described in this Information Statement. The Telesites Shares received by América Móvil shareholders will not be considered taxable income for Mexican tax purposes.

The Spin-off will not generate tax consequences as a result of the transfer, subject to confirmation by the Mexican Ministry of Finance and assuming that the same shareholders maintain, for at least two years following the Spin-off, at least 51% of the aggregate voting Shares of América Móvil and Telesites. AMX expects that the Slim Family, the Control Trust and Inmobiliaria Carso, S.A. de C.V. (including its subsidiary, Control Empresarial de Capitales, S.A. de C.V.), who are beneficiaries of more than 51% of the subscribed and paid-in A and AA Shares of América Móvil and over 51% of the total outstanding share capital of América Móvil, as of the date of this Information Statement would be able to maintain their shareholder position during the two years following the Spin-off.

Notwithstanding the foregoing, each shareholder should consult with their own tax advisor about the tax consequences of the Corporate Restructuring, including under the applicable laws in Mexico and abroad.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of the Spin-off for a U.S. Holder (as defined below) of AMX Shares or ADSs, and of acquiring, owning and disposing of Telesites Shares to U.S. Holders that acquire the Telesites Shares in the Spin-off. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable United States Treasury Regulations, judicial authority, administrative rulings effective as of the date hereof, all as currently in effect. These laws and authorities are subject to change, possibly on a retroactive basis. The discussion below does not address any state, local or foreign or estate and gift tax consequences of either the Spin-off or of acquiring, owning or disposing of Telesites Shares received in the Spin-off. The tax treatment of the Spin-off to the holders will vary depending upon their particular situations. Each U.S. Holder should consult its own tax advisor concerning the tax consequences of the Spin-off, including consequences arising under foreign, state, and local laws, and the likelihood that the Spin-off will be taxable to such U.S. Holder.

This discussion does not purport to be a complete analysis of all of the potential tax effects of the Spin-off. This discussion is directed only to U.S. Holders that hold AMX Shares or ADSs, or will hold Telesites Shares, as capital assets and that have the U.S. dollar as their functional currency, and does not address the tax treatment of U.S. Holders that are subject to special tax rules, such as banks, regulated investment companies, real estate investment trusts, pass-through entities (including partnerships and arrangements classified as partnerships for U.S. federal income tax purposes and partners therein), tax-exempt entities, dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, holders of 10% or more of América Móvil Shares or Telesites Shares (whether held directly or through ADSs or both), persons holding ADSs or shares as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, certain U.S. expatriates and taxpayers using a taxable year other than the calendar year. The discussion does not address the applicability and effect of the alternative minimum tax or the Medicare tax on net investment income to a U.S. Holder. In addition, the following discussion does not address U.S. federal income tax considerations to a U.S. Holder that chooses to exercise its withdrawal rights in accordance with the Mexican General Corporations Law.

For purposes of this summary, a “U.S. Holder” means a person that is a beneficial owner of AMX Shares or ADSs on the Share Record Date, or of Telesites Shares received in the Spin-off, and who is a citizen or resident of the United States, a U.S. domestic corporation, or otherwise subject to U.S. federal income tax on a net income basis with respect to income from the AMX Shares or Telesites Shares, or the ADSs of América Móvil (as applicable).

In general, this discussion assumes that a U.S. Holder of América Móvil’s ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes.

Consequences of the Spin-off

The treatment of the Spin-off for U.S. federal income tax purposes is not entirely clear. The distribution of Telesites Shares to U.S. Holders is expected to be treated as a taxable dividend for U.S. federal income tax purposes, and not as a tax-free distribution, in particular because Telesites may not meet the five-year active trade or business test necessary for the distribution to qualify as a tax-free distribution under the spin-off rules of Section 355 of the Code. See “—Taxable Distribution of Telesites Shares,” below.

In addition, it is not yet certain how the Depositary will distribute the Telesites Shares it receives in respect of the AMX L Shares and A Shares underlying AMX’s L Share ADSs and A Share ADSs, but there is a substantial possibility that the Depositary may sell such Telesites Shares and distribute the net proceeds among the AMX ADS holders in proportion to the number of AMX ADSs they hold. Such sales may take a significant period of time and may result in an average selling price that is less than the fair market value of the Telesites Shares on the Share Distribution Date.

U.S. Holders accordingly could be treated as receiving a taxable dividend on the Share Distribution Date equal to the fair market value (as translated into U.S. dollars using the exchange rate in effect on such date) of the Telesites Shares distributed by AMX in the Spin-off in respect of the AMX L Shares and A Shares underlying the U.S. Holders’ AMX L Share ADSs and A Share ADSs (including cash distributed in lieu of fractional Shares and amounts withheld, if any, to reflect Mexican withholding taxes), even though the Depositary may not make such Telesites Shares available to U.S. Holders but may sell them and distribute the proceeds instead. The amount of such proceeds received by a U.S. Holder may be less than the dividend income the U.S. Holder is deemed to receive in respect of the distribution of the Telesites Shares, if the Depositary’s average selling price for the Telesites Shares is lower than the fair market value of the shares on the Share Distribution Date. In that event, the U.S. Holder may be treated as realizing a capital loss in respect of the Depositary’s sale of Telesites Shares, but the deductibility of such losses against ordinary income (including dividend income) is limited.

No rulings have been or will be sought from the U.S. Internal Revenue Service (“IRS”) concerning whether the Spin-off qualifies for tax-free treatment, and there is no assurance that the IRS will not take the view that the Spin-off is taxable or that a court would not agree with the IRS if the matter were contested.

U.S. Holders are urged to consult with their own tax advisors concerning the tax consequences of the Spin-off, including the likelihood that the distribution will not qualify for tax free treatment under Section 355 of the Code and the possibility that U.S. Holders may recognize taxable income in excess of the proceeds they ultimately receive in the Spin-off, as well as the consequences of the Spin-off arising under foreign, state, and local laws. The remainder of this discussion, except where expressly stated otherwise, assumes that the Spin-off will not qualify for tax-free treatment under Section 355 of the Code.

Tax Free Distribution. If the Spin-off qualifies for tax-free treatment, a U.S. Holder generally will not recognize any income, gain or loss as a result of its receipt of Telesites Shares in the Spin-off. A U.S. Holder’s tax basis in América Móvil Shares and ADSs and Telesites Shares immediately after the Spin-off will equal the U.S. Holder’s tax basis in the corresponding series of AMX Shares immediately before the distribution, allocated in proportion to the relative fair market values of those AMX Shares and Telesites Shares. The holding period of a Telesites Share received by a U.S. Holder in the Spin-off will include the period during which the U.S. Holder held its corresponding AMX Share or ADS.

Even if the Spin-off qualifies for tax-free treatment under Section 355 of the Code, however, there is a substantial possibility that the Depositary may sell, on behalf of U.S. Holders, the Telesites Shares it receives in respect of the AMX L Shares and A Shares underlying AMX’s L Share ADSs and A Share ADSs and distribute the net proceeds, as explained above in “—Effects of the Spin-off on Holders of America Móvil ADSs.” Such a sale would be taxable to U.S. Holders under the principles described below in “—Ownership of Telesites Shares—Sale, Exchange or Disposition,” except that a U.S. Holder of AMX’s L Share ADSs may recognize ordinary income rather than capital gain (or may be unable to recognize a loss) upon the sale of the Telesites L Shares that were distributed with respect to such AMX L Share ADSs.

Taxable Distribution of Telesites Shares. A U.S. Holder generally will be treated as receiving a taxable distribution in an amount equal to the fair market value on the Share Distribution Date of the Telesites Shares received in the Spin-off (including cash distributed in lieu of fractional Shares and amounts withheld, if any, to reflect Mexican withholding taxes), in a U.S. dollar amount calculated by reference to the exchange rate in effect on the Share Distribution Date. Such distribution generally will constitute foreign source dividend income to the extent paid out of América Móvil’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Thereafter, the amount of such distribution would otherwise be treated (1) as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in its AMX Shares or ADSs and, thereafter, (2) as capital gain. Because América Móvil does not maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, it is expected that the distribution of Telesites Shares pursuant to the Spin-off generally will be reported as a dividend. U.S. Holders would be treated as having received such distribution at the time of such U.S. Holder’s actual or constructive receipt of the Telesites Shares or, in the case of U.S. Holders of América Móvil’s ADSs, at the time of receipt of the Telesites Shares by the Depositary.

U.S. Holders receiving Telesites Shares in the Spin-off will have a tax basis in the Shares equal to their fair market value on the Share Distribution Date and a holding period in the Shares that will commence on the day after the Share Distribution Date.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate U.S. Holders with respect to AMX Shares or ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” The distribution of Telesites Shares will be treated as a qualified dividend if (i) (A) AMX Shares or ADSs are readily tradable on an established securities market in the United States, or (B) América Móvil is eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) América Móvil was not, in the year prior to the Spin-off, and is not, in the year of the Spin-off, a passive foreign investment company (“PFIC”). América Móvil’s ADSs are listed on the NYSE and the NASDAQ, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the income tax treaty between Mexico and the United States (the “Tax Treaty”) meets the requirements for reduced rates of taxation, and América Móvil believes it is eligible for the benefits of the Tax Treaty. Based on América Móvil’s audited consolidated financial statements and relevant market and shareholder data, it believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to the 2013 or 2014 taxable year. In addition, based on its audited consolidated financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, it does not anticipate becoming a PFIC for its 2015 taxable year.

Depositary’s Potential Sale of Telesites Shares and Distribution of Net Proceeds. As explained above in “—Effects of the Spin-off on Holders of América Móvil ADSs,” the Depositary will receive the Telesites Shares distributed by AMX in the Spin-off in respect of the AMX L Shares and A Shares underlying the AMX L Share ADSs and A Share ADSs, and may adopt such method for distributing such Telesites Shares to U.S. Holders of AMX L Share ADSs or A Share ADSs as it may deem equitable and practicable for the purpose of effecting the distribution. The U.S. federal income tax consequences to a U.S. Holder of AMX ADSs entitled to receive Telesites Shares in the Spin-off will depend on the option ultimately adopted by América Móvil and the Depositary.

The method ultimately adopted by América Móvil and the Depositary for such distribution may include the sale of the Telesites Shares, in which case the net proceeds of the sales of each class of Telesites Shares would be distributed by the Depositary among holders of AMX ADSs in proportion to the number of AMX ADSs of the relevant class that they hold. The U.S. federal income tax treatment to a U.S. Holder of such sales of Telesites Shares generally would be determined under the principles described below in “—Ownership of Telesites Shares—Sale, Exchange or Disposition.” For information regarding a U.S. Holder’s basis and holding period in Telesites Shares received in the Spin-off, See “—Taxable Distribution of Telesites Shares,” above. The Depositary’s sales may take a significant period of time and may result in an average selling price that is less than the fair market value the Telesites Shares on the Share Distribution Date.

If the amount realized from the sale of Telesites Shares is more than the U.S. dollar fair market value of the Telesites Shares on the Share Distribution Date, the U.S. Holder will recognize dividend income equal to the U.S. dollar value of the Telesites Shares on the Share Distribution Date and a short-term capital gain in an amount equal to such excess.

If, however, the amount realized from the Depositary’s sale of Telesites Shares is less than the U.S. dollar fair market value of the Telesites Shares on the Share Distribution Date, a U.S. Holder may recognize dividend income equal to such fair market value and a capital loss in the amount of the difference between such fair market value and the amount realized in the Depositary’s sale. Because the deductibility of capital losses is limited, a U.S. Holder in such circumstances may have taxable dividend income in excess of the cash that it ultimately receives from the overall transaction.

The U.S. dollar value of any foreign currency received from the sale of Telesites Shares by the Depositary will be calculated by reference to the spot rate in effect on the date of sale (or, in the case of a cash basis or electing accrual basis taxpayer, on the settlement date). The U.S. Holder will have a tax basis in the foreign currency received equal to that U.S. dollar amount, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency (which may include a conversion by the Depositary of Mexican Pesos received in the sale into U.S. dollars at a subsequent date, prior to distributing the net proceeds to the U.S. Holder). This foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

Each U.S. Holder of AMX ADSs is urged to consult its tax advisor regarding the consequences to the U.S. Holder of the distribution and potential sale by the Depositary of Telesites Shares, including the potential recognition of foreign currency gain or loss if any Mexican Pesos received by the Depositary are converted into U.S. dollars on a date subsequent to receipt.

Ownership of Telesites Shares

Distributions. In general, and subject to the application of the PFIC rules discussed below, a U.S. Holder will treat the gross amount of distributions paid in respect of the Telesites Shares, without reduction for Mexican withholding tax, as dividend income for U.S. federal income tax purposes to the extent of Telesites’ current and accumulated earnings and profits. Because Telesites does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions paid to U.S. Holders generally will be reported as dividends. In general, the gross amount of any dividends will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder. Dividends will be paid in Mexican Pesos and will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. Holder (regardless of whether such Mexican Pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of such receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. Holders should consult their own tax advisors regarding the potential recognition and treatment of foreign currency gain or loss, if any, on any Mexican Pesos received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by Telesites will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Subject to certain exceptions for short-term and hedged positions, and subject to the application of the PFIC rules discussed below, the U.S. dollar amount of dividends received by an individual with respect to Telesites Shares will be subject to taxation at the reduced rates applicable to capital gains if the dividends are “qualified dividends.” Dividends paid on Telesites Shares will be treated as qualified dividends if (i) Telesites is eligible for the benefits of the Tax Treaty and (ii) Telesites was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC. América Móvil believes that Telesites will be eligible for benefits under the Tax Treaty. However, based on its projected annual and interim financial statements, however, Telesites may be classified as a PFIC, in which event dividends paid on Telesites Shares would not be treated as qualified dividends. See “U.S. Federal Income Tax Considerations—Ownership of Telesites Shares—PFIC Rules,” below. U.S. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

The amount of Mexican tax withheld generally will give rise to a foreign tax credit or deduction for U.S. federal income tax purposes. Dividends generally will constitute “passive category income” for purposes of the foreign tax credit (or in the case of certain U.S. Holders, “general category income”). The foreign tax credit rules are complex. U.S. Holders should consult their own tax advisors with respect to the implications of those rules for their investments in Telesites Shares in light of their particular circumstances.

Sale, Exchange or Disposition. Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of Telesites Shares in an amount equal to the difference between the U.S. Holder’s basis in such Shares (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. Holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the Telesites Shares have been held for more than one year. Long-term capital gain recognized by a U.S. Holder that is an individual is taxable at reduced rates. The deductibility of a capital loss is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of Telesites Shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Mexican taxes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the Telesites Shares.

The amount realized by a U.S. Holder on a sale or other taxable disposition of the Telesites Shares in a currency other than U.S. dollars will be the U.S. dollar value of that amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Telesites Shares that are traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

PFIC Rules. Special U.S. tax rules apply to companies that are considered to be PFICs. Telesites will be classified as a PFIC in a particular taxable year if either (i) 75 percent or more of its gross income for the taxable year is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent. Cash balances, even if held as working capital, are considered to be assets that produce passive income. Passive income generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of assets that produce passive income and gains from commodities transactions. Rents from real property generally will not be treated as passive income (and real property producing such rents generally will not be treated as passive assets), however, if they are derived from leasing real property with respect to which the lessor, through its own officers or employees, regularly performs active and substantial management and operational functions while the property is leased.

It is expected that a significant amount Telesites income will constitute rents. However, Telesites may not regularly perform active and substantial management and operational functions through its own officers or employees while the property producing these rents is leased. Accordingly, Telesites may not derive sufficient active revenues and hold sufficient active assets, to avoid being classified as a PFIC. The PFIC tests must be applied each year, and it is possible that Telesites may be a PFIC in the current year or may become a PFIC in a future year. In the event that Telesites is classified as a PFIC in any year, and a U.S. Holder does not make a mark-to-market election (or a mark-to-market election is not available with respect to the Telesites Shares), the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by Telesites and gain that the U.S. Holder recognizes on the sale of its Telesites Shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period a U.S. Holder holds the Shares. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of its Telesites Shares at death. If Telesites is a PFIC for any taxable year during which a U.S. Holder holds Telesites Shares and any of Telesites’ subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the Shares of the lower-tier PFIC for purposes of the application of these rules, and a U.S. Holder would generally be subject to similar rules with respect to distributions to Telesites by, and dispositions by Telesites of the stock of, any direct or indirect subsidiaries of Telesites that are PFICs. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to any of Telesites’ subsidiaries.

A U.S. Holder can avoid the unfavorable rules described in the preceding paragraph by electing to mark its Telesites Shares to market. If a mark-to-market election is available and a U.S. Holder makes the election, the U.S. Holder will be required in any year in which Telesites is a PFIC to include as ordinary income the excess of the fair market value of the U.S. Holder’s Telesites Shares at year-end over its basis in those Shares. In addition, any gain the U.S. Holder recognizes upon the sale of its Telesites Shares will be taxed as ordinary income in the year of sale. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a “qualified exchange or other market,” as defined in the applicable U.S. Treasury regulations. U.S. Holders should consult their tax advisors regarding the availability of the mark-to-market election.

Although a U.S. Holder can avoid the unfavorable PFIC rules described above by treating its Telesites Shares as an interest in a “qualified electing fund,” Telesites does not intend to comply with the applicable information reporting requirements that would allow a U.S. Holder to elect to treat its Shares as an interest in a “qualified electing fund.” Accordingly, in the event that Telesites is treated as a PFIC, U.S. Holders will be unable to make a “QEF election.”

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above, including the desirability of making a mark-to-market election and whether such an election is available in respect of the Telesites Shares.

U.S. Information Reporting and Backup Withholding Rules

The distribution of Telesites Shares in the Spin-off, as well as future distributions on, and proceeds from the sale or other disposition of, Telesites Shares paid to a U.S. Holder, generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder establishes that it is a corporation or other exempt holder, or provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Reportable Transactions

A United States taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. Under the relevant rules, in part because the Telesites Shares are denominated in a foreign currency, a U.S. Holder may be required to treat a foreign currency exchange loss in respect of proceeds from a sale of the Telesites Shares as a reportable transaction if this loss exceeds the relevant threshold in the regulations (50,000 U.S. Dollars in a single taxable year, if the U.S. Holder is an individual or trust, or higher amounts for other non-individual U.S. Holders), and to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of 10,000 U.S. Dollars in the case of a natural person and 50,000 U.S. Dollars in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective U.S. Holders are urged to consult their tax advisors regarding the potential application of these rules.

Certain relations between Telesites and América Móvil or other Affiliates

Immediately after the Corporate Restructuring, América Móvil will not own any Telesites Shares. Similarly, Telesites will not own any AMX Shares or AMX ADSs. In accordance with the Mexican General Corporations Law, América Móvil will continue to be jointly and severally liable for the obligations assumed by Telesites as a consequence of the Spin-off. This will continue to be the case for a period of three years from the date of the last publication of the summary of the Spin-off resolution, in accordance with the Mexican General Corporations Law. This liability will not extend to persons or entities that have expressly released América Móvil from such liability and have approved the Spin-off.

Subsequent to the Corporate Restructuring, the following relationships and agreements will be entered into:

Agreements related to the approval of the Spin-off. The separation of the two companies and the transfer of the assets, liabilities and capital to Telesites will be carried out through an Extraordinary Meeting of Shareholders of América Móvil. América Móvil and Telesites will be obligated to ensure that the purposes of the Spin-off are fulfilled through shareholder agreements or resolutions or other agreements established for such purposes, such as indemnifications, releases, expense allocations, assistance for obtaining consents, exchanges of information, obligations related to the tax treatment of the Corporate Restructuring and similar matters.

Ongoing Business Relations and Use of Site Infrastructure. América Móvil and Telesites will have related operations in their respective markets. As a result, each company will have ongoing relations with the other, given the existence of Telcel’s Active Infrastructure on the Site Infrastructure. These include services for accessing and using Site Infrastructure that Telesites will provide to Telcel, as well as to other public telecommunications network concessionaires. Initially, Telcel will be Telesites’ principal customer, which is expected to change in accordance with Telesites’ business plans and market conditions.

With respect to the services mentioned above, Telcel and the Telesites subsidiary that owns the Site Infrastructure, have entered into a framework agreement and an agreement for tower space, the terms of which are the same as those in the Tower Reference Offer with a duration of five (5) years.

Approvals and consents

América Móvil and Telesites may require the consent of third parties in relation to some aspects of the Spin-off. América Móvil does not expect to obtain all of these consents before the Approval Date, and it is possible that some of them will not be obtained in the short term, or at all. If the consent required for the transfer of certain assets or operations to Telesites is not obtained, the transfer could be delayed or reversed, and América Móvil could be in breach of its obligations under certain legal acts.

Withdrawal rights

In accordance with the Mexican General Corporations Law, a holder of A or AA Shares of América Móvil could, as a result of the Spin-off, have the right to withdraw the capital represented by its Shares. In order to exercise the right of withdrawal, a shareholder must vote against the Spin-off at the Extraordinary Meeting of Shareholders at which it is approved, and then give notice of its intention to exercise its withdrawal rights within 15 days of adjournment of the Extraordinary Meeting of Shareholders. A shareholder who has complied with these steps is entitled to reimbursement of its Shares in proportion to the net assets of América Móvil, as reflected on the most recent annual balance sheet and annual financial statements that have been approved by the shareholders of América Móvil.

PARTIES TO THE CORPORATE RESTRUCTURING

América Móvil

Name of Issuer

América Móvil, S.A.B. de C.V.

Description of the business

América Móvil operates in 25 countries (18 countries in the Americas and 7 countries in Europe), in addition to having minority participation companies in two other European countries. It is the largest provider of telecommunications services in Latin America and the Caribbean, and the fourth largest in the world, based on the number of subscribers, with the largest market share in Mexico and Brazil in terms of revenue.

The following table contains a summary of the principal businesses América Móvil conducts and the principal brand names it uses in each country where it operates.

Country	Main brands	Main services
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, Fixed line
Brazil	Claro	Wireless, Fixed line
	Embratel	Fixed line, Pay TV
	Net	Fixed line, Pay TV
Chile	Claro	Wireless, Fixed line, Pay TV
Colombia	Claro	Wireless, Fixed line, Pay TV
Costa Rica	Claro	Wireless, Pay TV
Dominican Republic	Claro	Wireless, Fixed line, Pay TV
Ecuador	Claro	Wireless, Fixed line, PAY TV
El Salvador	Claro	Wireless, Fixed line, Pay TV
Guatemala	Claro	Wireless, Fixed line, Pay TV
Honduras	Claro	Wireless, Fixed line, Pay TV
Nicaragua	Claro	Wireless, Fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, Fixed line, Pay TV
Puerto Rico	Claro	Wireless, Fixed line, Pay TV
Uruguay	Claro	Wireless, Fixed line
United States	TracFone	Wireless
	Simple Mobile	Wireless
Central and Eastern Europe	Telekom Austria	Wireless, Fixed line, Pay TV

The following is a description of América Móvil’s main subsidiaries. América Móvil operates under the Claro brand in the majority of its geographical markets.

•	Mexico Wireless. Telcel, which operates under its own brand, is the principal provider of wireless services in Mexico, and has the largest 3G and 4G coverage.

•	Mexico Fixed. Telmex, which operates under its own brand, is the largest nationwide provider of fixed-line telephone services in Mexico.

•	Brazil. América Móvil provides telecommunications services under the brand names Claro, Embratel and Net Serviços and is the largest telecommunications operator in Brazil, based on revenue and revenue generating units. It offers nationwide wireless and fixed voice services, wireless and fixed broadband services, and Pay TV services through both cable and satellite.

•	Colombia. América Móvil is the leading wireless service provider in Colombia. América Móvil also provides fixed-line telecommunications and Pay TV services.

•	Southern Cone. América Móvil offers wireless and fixed-line services in Argentina, Paraguay, Uruguay and Chile. In Chile and Paraguay, América Móvil offers nationwide Pay TV services.

•	Andean Region. América Móvil offers wireless, fixed-line and Pay TV services in Peru and Ecuador.

•	Central America. América Móvil offers wireless, fixed-line and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. América Móvil also provides wireless and Pay TV services in Panama and Costa Rica.

•	United States. TracFone Wireless Inc., a subsidiary of América Móvil, is a reseller of airtime that offers prepaid wireless telephone services throughout the United States, Puerto Rico and the U.S. Virgin Islands. TracFone operates under various brands such as TracFone, StraightTalk and Net10, among others.

•	Caribbean. América Móvil provides fixed-line, wireless and Pay TV services in the Dominican Republic and Puerto Rico, where it is the largest telecommunications services provider, based on the number of subscribers.

•	Central and Eastern Europe. América Móvil, through its subsidiary, Telekom Austria, is the leading provider of telecommunications services in Central and Eastern Europe.

For more information about AMX, consult the AMX 20-F, in addition to the other documents incorporated by reference herein.

Recent Developments.

AMX’s recent developments may be found by visiting the following websites: (i) América Móvil at www.americamovil.com; (ii) the BMV at www.bmv.com.mx; (iii) the CNBV at www.cnbv.gob.mx; and the SEC at www.sec.gov. For more information on recent developments since the filing of the AMX 20-F, see “Recent Developments” in our report on Form 6-K filed with the SEC on March 4, 2015, incorporated by reference herein.

Capital Structure

The following table shows América Móvil’s outstanding capital structure as of March 31, 2015:

Series	Number of shares (Millions)	Percentage of capital	Percentage of shares with voting rights
		(%)	(%)
Series AA Shares (with no par value)	23,384	34.63	97.33

Series A Shares (with no par value)	642	0.95	2.67

Series L Shares (with no par value)	43,499	64.42	—	(1)
Total:	67,526	100.00	100.00

(1)	Except on the matters specified in the bylaws of AMX for which the series L Shares have voting rights.

According to reports of beneficial ownership of América Móvil’s Shares filed with the SEC, the Slim Family may be deemed to control América Móvil through (i) their interests in a Mexican Trust that holds AA Shares and L Shares for their benefit (“the Control Trust”); (ii) their interest in Inmobiliaria Carso, S.A. de C.V. (including its subsidiary Control Empresarial de Capitales, S.A. de C.V.); and (iii) their direct ownership of AMX Shares.

The following table identifies each owner of more than 5% of the Shares of any series of América Móvil’s Shares as of December 31, 2014 and based on publically available information. Except as described in the table below and the accompanying notes, América Móvil is not aware of any holder of more than 5% of any series of its shares.

Shareholder	Number of shares (Millions)	Percentage of the series
Series AA:
Control Trust(1)	10,894	46.5%
Inmobiliaria Carso, S.A. de C.V.(2)	4,262	18.2
Control Empresarial de Capitales, S.A. de C.V.(3)	2,870	12.2
Carlos Slim Helú(4)	1,878	8.0
Series L:
Control Trust(1)	5,998	13.6
Carlos Slim Helú(1)	3,072	6.9
BlackRock, Inc.(4)	3,560	5.8

(1)	The Control Trust is a Mexican trust which holds AA Shares and L Shares for the benefit of the members of the Slim Family. In addition to shares held by the Control Trust, members of the Slim Family, including Carlos Slim Helú, directly own an aggregate of 3,558 million AA Shares and 9,570 million L Shares representing 15.2% and 21.6%, respectively, of each series. According to beneficial ownership reports filed with the SEC, none of these members of the Slim Family, other than Carlos Slim Hélu, individually directly own more than 5% of any class of its shares. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report prior to the date of this Information Statement.
(2)	Based on beneficial ownership reports filed with the SEC, Inmobiliaria Carso, S.A. de C.V. is a sociedad anónima de capital variable organized under the laws of Mexico and may be controlled indirectly by the Slim Family. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report prior to the date of this Information Statement.

(3)	According to the reports of beneficial ownership submitted to the SEC, Control Empresarial de Capitales, S.A. de C.V., a subsidiary of Inmobiliaria Carso, S.A. de C.V. and a sociedad anónima de capital variable organized under the laws of Mexico, may be controlled indirectly by the Slim Family. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report prior to the date of this Information Statement.
(4)	Based on beneficial ownership reports filed with the SEC. Percentage figures are based on the number of shares outstanding as of the date of the most recently filed beneficial ownership report prior to the date of this Information Statement.

For more information about América Móvil’s capital structure, see Item 7 of the AMX 20-F incorporated by reference herein.

Significant changes in the financial statements since the AMX 20-F

There have been no changes in accounting policies, critical accounting estimates or provisions between the date of the AMX 20-F and the date of the Information Statement.

Telesites

Name of Company

Telesites, S.A.B. de C.V. or whichever other corporate name is authorized by the Mexican Ministry of Economy in accordance with the terms and provisions of the Mexican General Corporations Law.

Description of the Business

The Corporate Restructuring will result in the creation of Telesites, which will be dedicated primarily to constructing, installing, maintaining, operating and marketing, directly or through its subsidiaries, various types of towers, other support structures, physical space for the location of towers, and non-electronic components, in each case used for the installation of wireless communication transmission equipment, as well as to providing other relevant services related directly or indirectly to the telecommunications sector.

Telesites will seek to have better locations for its towers, increase the number of tenants utilizing each tower, increase its number of towers and be efficient in its operations in order to create value; these goals will be aligned with those of wireless telecommunications operators, because they will be able to deploy new technologies, have continuity in coverage and quickly expand their mobile network.

There will be no limitation on Telesites’ ability to carry out any type of business in Mexico or abroad.

Initially, Telesites will operate its Site Infrastructure in Mexico, comprised of approximately 10,800 towers, the majority of which can accommodate the Active Infrastructure of multiple wireless telecommunications operators.

Telesites customers will be wireless telecommunications operators, which are mainly concessionaires of public wireless telecommunications networks, and which will install and operate their own Active Infrastructure on the Site Infrastructure.

Telcel will initially be the principal client of Telesites. However, it is expected that Telcel’s significance for Telesites will be modified in accordance with Telesites business plans and market conditions. See “Risk Factors — Risks Related to Telesites’ Operations.”

Telesites will primarily operate two different types of towers: (i) those located on rooftops; and (ii) those that are in open fields (greenfield towers). Typically, a single tower has the capacity to accommodate between two and three customers. The following images show the types of towers that Telesites will have:

Guyed	Self-Supporting

Mast	Monopole

Because Telesites will initially provide Site Infrastructure use and access services, the Active Infrastructure installed by its customers will be directly owned and operated by such customers, and not by Telesites. The following diagram is an example of a tower site, identifying which elements will generally be owned or possessed by Telesites and which by its customers:

TELESITES

TOWER
1. Structure and space available for placement of antennas
2. Ladder security system
3. Structured cabling
4. Illumination
5. Protection system versus atmospheric discharges

SPACE FOR EQUIPMENT
6. Equipment area
7. Civil works

AUXILIARY ELEMENTS
8. Perimeter protection
9. Land system
10. Conducts and pipes
11. Niche electric switches

5
4
A
B
1
2
3
C
11
E
10
F
4
7
D
9
8
6

CUSTOMER

EQUIPMENT IN TOWER
A. Platform and antenna support
B. Microwave antenna and radiofrequency
C. Wiring (waveguides, fiber optic)

EQUIPMENT ON FLOOR
D. Radiocommunication equipment and auxiliaries(air conditioner, back-up power source, cabinet and lock)
E. Electric switch and electricity supply
F. Floor wiring, pipes for equipment

Initially, Telesites will not own any of the real estate properties on which the Site Infrastructure is located. Instead, Telesites will generally have mainly long-term leases for these real estate properties at market prices.

Telesites will offer use and access services for its Site Infrastructure through the Tower Reference Offer. Additionally, Telesites may offer services to non-concessionaires of public wireless telecommunications networks, or outside of Mexico, pursuant to other types of commercial agreements.

Under the terms of the Tower Reference Offer, concessionaires of public wireless telecommunications networks who wish to have shared access to and use of the Site Infrastructure will have to sign a framework agreement for the provision of services, as well as individual agreements for each site. The durations of the agreements for the individual sites will typically be different from that of the framework agreement. Under this arrangement, Telesites will grant concessionaires the right to use and access each of its sites, under similar conditions in terms of price, quality and duration.

Use and access contracts will generally be long term, with additional costs for early termination in most cases. As a result, customer churn in the industry is usually very low, and the cash flows are stable and predictable over the long term.

Telesites may decide to expand its infrastructure to increase its penetration, depending on the company’s business plans and market circumstances.

Capital Structure

As in the case of América Móvil, the share capital of Telesites will be represented by (i) AA Shares, without par value; (ii) A Shares, without par value; and (iii) L Shares, without par value. The total number of Telesites Shares will be equal to the total number of AMX Shares, less the total number of AMX treasury Shares held by América Móvil on the Share Record Date as a result of its share buyback program. Accordingly, only the AMX Shares outstanding as of the Share Record Date will have the right to receive Telesites Shares, and the AMX treasury Shares will not have such rights.

For illustrative purposes and assuming the Corporate Restructuring had been carried out as of March 31, 2015, the outstanding capital structure of Telesites would have been as follows:

Series	Number of shares (Millions)	Percentage of capital	Percentage of shares with voting rights
		(%)	(%)
Series AA Shares (with no par value)	23,384	34.63	97.33
Series A Shares (with no par value)	642	0.95	2.67

Series L Shares (with no par value)	43,499	64.42	—	(1)
Total:	67,526	100	100

(1)	Except on the matters to be specified in the bylaws of Telesites for which the series L Shares have voting rights.

The Telesites AA and A Shares will have full voting rights. Holders of L Shares will be able to vote only in limited circumstances, such as the transformation of Telesites from one type of corporation into another; any merger of Telesites; the extension of its authorized corporate life; its voluntary dissolution; any change in its corporate purpose; any change in its state of incorporation; removal of its shares from listing on the Mexican Stock Exchange or any foreign stock exchange and any other matter that would prejudice the rights of holders of L Shares. In addition, holders of L Shares will have the right to appoint two (2) members of the Board of Directors and the corresponding alternate directors.

The AA Shares of Telesites, which will be required to represent at least 51% of the combined AA Shares and A Shares, will only be permitted to be owned by holders that qualify as Mexican investors, as will be provided in Telesites’ bylaws. Each AA Share or A Share will be able to be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of Telesites’ outstanding capital stock or less than 51% of Telesites’ combined AA Shares and A Shares.

Additionally, after the Share Distribution Date, Telesites shareholders may decide to amend its bylaws to combine all series of capital stock into one series of ordinary shares with the same economic and corporate rights, including voting rights.

RISK FACTORS

This Information Statement describes only the main risk factors related to the Corporate Restructuring and those related to the operations of Telesites. For more information about other risk factors of América Móvil, please consult the “Risk Factors” section in Item 3 of the AMX 20-F.

Risks related to the Corporate Restructuring

The proposed Spin-off may affect América Móvil’s stock price

As a consequence of the Corporate Restructuring, América Móvil will transfer important assets and operations to Telesites. This could be perceived negatively by investors, which could cause the market price of AMX Shares or ADSs to decline.

There may not be a liquid market for the Telesites Shares

There is currently no public market for the Telesites Shares. Notwithstanding the fact that Telesites intends to apply to list its Shares on the Mexican Stock Exchange, we cannot assure you as to the liquidity of any markets that may develop for the shares, if the listing for the shares becomes effective, or the price at which the shares may be sold. Also, the liquidity and the market for the Telesites Shares may be affected by a number of factors, including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities and any changes in Telesites’ liquidity, financial condition, creditworthiness, results and profitability. As a result, the initial trading prices of Telesites Shares may not be indicative of its future trading value.

Opposition to the Spin-off by shareholders or creditors

América Móvil and Telesites may require the consent of third parties in relation to the Spin-off. América Móvil does not expect to obtain all of these consents before the Approval Date, and it is possible that some of them will not be obtained for a long time, or at all. If the consent required for the transfer of certain assets or operations to Telesites is not obtained, the transfer could be delayed or reversed, and América Móvil could be in breach of its obligations under certain legal acts.

In accordance with the Mexican General Corporations Law, during a period of 45 days following the registration and publication of the Extraordinary Meeting of Shareholders resolution approving the Spin-off, any shareholder or group of shareholders representing at least 20% of the entire capital stock of América Móvil, or any affected creditor of América Móvil, may commence judicial proceedings in Mexican courts to challenge the Spin-off. In connection with such a challenge, a court may temporarily suspend the Spin-off, if the party bringing the proceedings verifies that it is an affected creditor, and posts bond as security for damages and losses which might be suffered by América Móvil as a result of the challenge. The temporary suspension may continue until there is a final, non-appealable judicial declaration that the challenge is unfounded or an agreement between the challenging party and América Móvil. Once the period has expired and the bylaws of Telesites have been notarized and registered in the Public Registry of Commerce, the Spin-off may no longer be challenged by creditors or shareholders. América Móvil does not plan to distribute the Shares of Telesites until at least 45 days after the Approval Date, and it may further defer the distribution if there are challenges to the Spin-off or for certain other reasons.

The legal grounds on which an escisión may be challenged, and the remedies a court may impose if it sustains the challenge, are not specified in Mexican corporate law and there are few relevant precedents. América Móvil is unable to anticipate whether any party will challenge the Spin-off or, if so, what standards the Mexican courts will apply to rule on the challenge, what procedures they will follow in conducting proceedings or what remedies they will impose.

In addition, some of the contracts that América Móvil will transfer or assign to Telesites in connection to the Spin-off will require the consent of third parties. If it is not able to obtain the consents under reasonable market terms, América Móvil’s ability to obtain benefits from these contracts in the future will be adversely affected.

Refusals to consent, delays in consenting or the significant exercise of the right of withdrawal by América Móvil shareholders

The Corporate Restructuring must be approved by the holders of the A and AA Shares of América Móvil at an extraordinary meeting of shareholders. The failure of the shareholders to approve the Corporate Restructuring, or their approval subsequent to the Approval Date, could be perceived negatively by investors, affecting the price of AMX Shares.

In accordance with the Mexican General Corporations Law, a holder of A or AA Shares of América Móvil could, as a result of the Spin-off, have the right to withdraw the capital represented by its Shares. In order to exercise the right of withdrawal, a shareholder must vote against the Spin-off at the Extraordinary Meeting of Shareholders at which it is approved, then give notice of its intention to exercise its withdrawal rights within 15 days of adjournment of such meeting. A shareholder who has complied with these steps is entitled to reimbursement of its Shares in proportion to the net assets of América Móvil, as reflected on the most recent annual balance sheet and annual financial statements that have been approved by the shareholders of América Móvil, and this could negatively affect the financial position of América Móvil and Telesites.

Telesites’ pro forma financial statements may not be representative of its performance as a separate company, and the balance sheet as of the date on which the Spin-off takes effect may differ from the pro forma balance sheet

Telesites’ financial statements will be based on the consolidated financial statements of América Móvil, using the results of operations and a new fair value base for América Móvil’s operating assets and liabilities calculated by Telesites.

The pro forma financial information included in this information statement is not necessarily indicative of what Telesites’ results of operations, financial position and cash flows will be in the future. There may be changes that will occur in Telesites’ cost structure, funding and operations as a result of its separation from América Móvil, including increased costs associated with being a stand-alone company.

The pro forma financial information of América Móvil and Telesites included in this Information Statement that shows the effect of the Spin-off on the companies’ balance sheets will be subject to changes derived from the results of their operations, as well as the effects of other factors that are beyond the control of the management of América Móvil and Telesites.

América Móvil and/or Telesites may not be able to achieve the business growth opportunities, profit gains, cost savings and other anticipated benefits, or they may incur unanticipated costs associated with the Corporate Restructuring, and their operating results, financial position and share price could suffer as a result

There is no assurance that the Spin-off will achieve the business growth opportunities, profit gains, cost savings and other anticipated benefits to América Móvil and to Telesites. América Móvil believes that the Corporate Restructuring is justified by such anticipated benefits, but they may not be realized, and other estimates and assumptions underlying the decision to carry out the Corporate Restructuring may turn out to be incorrect, since, among other things, such estimates and assumptions were based primarily on publicly available information.

América Móvil may not be able to fully implement its business plans and strategies due to regulatory limitations. América Móvil is subject to extensive regulation, and immediately following the Spin-off, Telesites will be as well. América Móvil and Telesites could face regulatory restrictions on the provision of services. As a result, the anticipated benefits from the Corporate Restructuring may not be realized or may be delayed. To the extent that América Móvil or Telesites incur additional costs, achieve lower profits or have lower-than-expected cost savings, the results of their operations, financial position and share price could be adversely affected.

The costs of the Spin-off may be greater than expected

Telesites and América Móvil will incur costs in connection with the Spin-off that relate primarily to accounting, tax, legal and other professional costs; financing costs in connection with its financing as a stand-alone company; compensation, such as modifications to certain incentive awards upon completion of the Spin-off; recruiting and relocation costs associated with hiring senior management personnel; and costs to separate assets and information systems. These costs, whether incurred before or after the Spin-off, may be greater than expected and could have a material adverse effect on its business, financial condition, results of operations and cash flows of Telesites.

Telesites will become a public company (sociedad anónima bursátil de capital variable) once its shares are registered with the National Securities Registry, which will cause it to incur significant legal and accounting expenses, among others, in connection with its reporting obligations in Mexico.

We cannot guarantee that the Spin-off will not be considered a transfer (enajenación) for tax purposes.

Although it is expected that the Corporate Restructuring and Preliminary Steps meet the requirements established in Article 14-B, Section II, Subsection a) of the Mexican Federal Tax Code and therefore not be considered a transfer (enajenación) for tax purposes, we cannot guarantee that the competent authorities will not consider it otherwise.

We cannot guarantee that América Móvil’s majority shareholders will maintain at least for two years following the Spin-off at least 51% of the aggregate voting Shares of América Móvil and Telesites. AMX expects that the Slim Family, the Control Trust and Inmobiliaria Carso, S.A. de C.V. (including its subsidiary, Control Empresarial de Capitales, S.A. de C.V.), who are beneficiaries of more than 51% of the subscribed and paid-in A and AA Shares of América Móvil and over 51% of the total outstanding share capital of América Móvil, as of the date of this Information Statement would be able to maintain their shareholder position during the two years following the Spin-off.

In light of this uncertainty, América Móvil cannot guarantee it will not be subject to an income tax payment for the transfer of assets to Telesites by means of the Spin-off. The determination by the competent authorities that the Spin-off constituted a transfer (enajenación) for tax purposes would entail an income tax payment, which could negatively affect América Móvil’s financial position and operating results.

Although the U.S. federal income tax treatment of the Spin-off is uncertain, the Spin-off is expected to be a taxable transaction to U.S. Holders of América Móvil’s common stock and ADSs. U.S. Holders may recognize taxable income that exceeds the amounts ultimately distributed to them in the Spin-off.

The U.S. federal income tax treatment of the distribution pursuant to the Spin-off of Telesites Shares to U.S. persons who hold AMX Shares or ADSs is subject to significant uncertainty. In particular, there is significant uncertainty as to whether Telesites will meet the five-year active trade or business test that is one requirement for the distribution to qualify as a tax-free distribution under U.S. federal income tax law. In addition, it is not yet certain how the Depositary for AMX’s L Share ADS and A Share ADS programs will distribute the Telesites Shares it receives in respect of the AMX L Shares and A Shares underlying AMX’s L Share ADSs and A Share ADSs, but there is a substantial possibility that the Depositary may sell such Telesites Shares and distribute the net proceeds among the AMX ADS holders in proportion to the number of AMX ADSs they hold. Such sales may take a significant period of time and may result in an average selling price that is less than the fair market value of the Telesites Shares on the Share Distribution Date.

América Móvil accordingly expects that U.S. Holders (as defined in “Detailed Information about the Transaction—Tax Consequences of the Corporate Restructuring—U.S. Federal Income Tax Consequences—Consequences of the Spin-off” of the Information Statement) will be treated as receiving a taxable dividend on the Share Distribution Date equal to the fair market value (as translated into U.S. dollars using the exchange rate in effect on such date) of the Telesites Shares distributed by AMX in the Spin-off in respect of the AMX L Shares and A Shares underlying the U.S. Holders’ AMX L Share ADSs and A Share ADSs (including cash distributed in lieu of fractional Shares and amounts withheld, if any, to reflect Mexican withholding taxes), even though the Depositary may not make such Telesites Shares available to U.S. Holders but may sell them and distribute the proceeds instead. The amount of such proceeds received by a U.S. Holder may be less than the dividend income the U.S. Holder is deemed to receive in respect of the distribution of the Telesites Shares, if the Depositary’s average selling price for the Telesites Shares is lower than the fair market value of the shares on the Share Distribution Date. In that event, the U.S. Holder may be treated as realizing a capital loss in respect of the Depositary’s sale of Telesites Shares, but the deductibility of such losses against ordinary income (including dividend income) is limited.

América Móvil has not sought any ruling from the IRS with respect to the appropriate treatment of the Spin-off. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax treatment of the Spin-off, including the Depositary’s treatment of the Telesites Shares it receives in respect of the AMX L Shares and A Shares underlying AMX’s L Share ADSs and A Share ADSs. See “Detailed Information about the Transaction—Tax Consequences of the Corporate Restructuring—U.S. Federal Income Tax Consequences—Consequences of the Spin-off.”

Telesites may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in Telesites Shares to significant adverse tax consequences.

Telesites will be classified as a passive foreign investment company (a “PFIC”) in a particular taxable year if either (i) 75 percent or more of its gross income for the taxable year is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent. Telesites may not derive sufficient active revenues and hold sufficient active assets, to avoid being classified as a PFIC. The PFIC tests must be applied each year, and it is possible that Telesites may be a PFIC in the current year or may become a PFIC in a future year.

In the event that Telesites is classified as a PFIC in any year, and a U.S. Holder does not make a mark-to-market election (or a mark-to-market election is not available with respect to the Telesites Shares), the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by Telesites and gain that the U.S. Holder recognizes on the sale of its Shares (which may include, for this purpose, a sale by the Depositary of the Telesites Shares on the U.S. Holder’s behalf). The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period a U.S. Holder holds the Telesites Shares. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of its Telesites Shares at death. See “U.S. Federal Income Tax Considerations—Ownership of Telesites Shares—PFIC Rules.”

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed in “U.S. Federal Income Tax Considerations—Ownership of Telesites Shares—PFIC Rules,” including the desirability of making a mark-to-market election and whether such an election is available in respect of the Shares.

As an independent, publicly-traded company, Telesites may not enjoy the same benefits that it did as a part of América Móvil

There is a risk that, by separating from América Móvil, Telesites may become more susceptible to market fluctuations and other adverse events than it would have been if it were still a part of the current América Móvil organizational structure. As part of América Móvil, it has been able to enjoy certain benefits from América Móvil’s operating diversity, purchasing power and opportunities to pursue integrated strategies with América Móvil’s other businesses. As an independent, publicly-traded company in Mexico, Telesites will not have similar diversity or integration opportunities, or the same credit rating, and may not have similar purchasing power or access to capital markets.

The enforcement of civil judgments against the board members, relevant executives and controlling shareholders of Telesites may be difficult

Telesites will be a sociedad anónima de capital variable under the laws of, and domiciled in, Mexico. The majority of Telesites’ board members, relevant executives and controlling shareholders reside outside the United States. Also, all or a significant portion of the assets of such persons and Telesites are located outside the United States. As a result, it may not be possible for foreign investors to effect service of process within the United States or in any other jurisdiction outside Mexico, or to enforce against them judgments obtained outside Mexican courts based on the civil liability provisions of the federal securities laws of that country. There is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

Telesites will not file periodic reports with the U.S. Securities and Exchange Commission

Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended, Telesites will be required to make available on its website English language versions of its annual and quarterly reports, press releases and certain other information made public in Mexico. However, unlike América Móvil, Telesites will not be required to file annual reports on Form 20-F with, or furnish current reports on Form 6-K to, the U.S. Securities and Exchange Commission. As a result, the level of disclosure and the type of information provided by Telesites to its shareholders may not be as extensive and detailed as those they are accustomed to receiving as holders of AMX Shares or ADSs.

Risks related to Telesites’ operations

Telesites and América Móvil face exposure to similar risks because both operate in the telecommunications sector and have similar capital structures and major shareholders. Certain of these risks are outlined in the “Risk Factors” section of Item 3 in the AMX 20-F, incorporated by reference herein. The following additional risks are particularly relevant for Telesites’ operations.

Telesites’ regulatory situation, especially the preponderance declaration issued by the IFT in 2014, may remain unchanged and may even become more onerous

As described in “Detailed Information About the Transaction—Objective of the Corporate Restructuring,” the recent telecommunications and broadcasting regulatory context in Mexico could be advantageous to América Móvil and Telesites following the Corporate Restructuring. However, the measures imposed by the IFT resolution will also apply to entities that are assignees or licensees of América Móvil’s rights, or to any other entities comprising the “economic interest group” that the IFT determined constituted a “predominant economic agent” in the Mexican telecommunications market, including any entities created as a result of corporate restructurings or changes to the share structure of such entities. For this reason, Telesites and its subsidiaries, as assignees of América Móvil and its subsidiaries, respectively, will have to comply with the Institution’s resolution, including the requirements related to shared access to and use of Site Infrastructure.

Following the Corporate Restructuring and under certain circumstances, the IFT could, at the request of Telesites, reduce or eliminate the burdens of the Resolution with respect to Telesites. Nevertheless, the Corporate Restructuring is not conditioned on any change whatsoever in the regulatory situation of América Móvil or Telesites or their respective subsidiaries, and América Móvil cannot guarantee that the IFT will determine in the future that Telesites has ceased to be part of the economic interest group, or that it will not establish even more onerous consequences than those currently envisioned in the resolution, which could negatively affect the financial outlook and results of operations of Telesites and the its ability to expand.

The Federal Law on Telecommunications and Broadcasting and the declaration of market dominance could affect returns on Telesites’ capital investments

In accordance with the Federal Law on Telecommunications and Broadcasting, the IFT will encourage all operators to negotiate agreements relating to the shared use of Site Infrastructure. In the event agreement cannot be reached, the IFT may, when necessary to provide access services, and if there are no alternatives, establish terms governing the usage and sharing of physical space as well as the corresponding fees. The IFT may audit the terms of the agreements at any time in order to assess their impact on effective competition in the telecommunications sector, and may also establish measures granting access to infrastructure on nondiscriminatory terms, including any measures necessary to prevent or remedy any effects that are detrimental to competition.

Moreover, as established by the IFT’s resolution, the predominant economic agent must allow operators access to and shared use of passive infrastructure on a nondiscriminatory and nonexclusive basis. Fees for access to and shared use of passive infrastructure shall be negotiated by the predominant economic agent and the operator requesting such services. If agreement cannot be reached, the IFT shall determine access rates using a long-run average incremental cost methodology, which must be offered on nondiscriminatory terms and may vary by geographical area.

We cannot guarantee that any fees set by the IFT using the process described above will generate enough earnings to meet the present or future investment needs of Telesites.

Telesites will be a new company that has never operated independently of América Móvil

Telesites is a new company and has never operated independently of América Móvil. Telesites’ ability to function as a new company will suffer if it does not develop its own administrative infrastructure quickly and cost-effectively. There is a risk that market fluctuations and other adverse events may affect Telesites to a greater extent than if it had remained part of América Móvil.

In addition, in order to establish itself as a successful and independent company, Telesites will need to attract and retain qualified personnel. If Telesites fails to do so, its business could suffer.

Telesites may not realize the potential benefits from the Spin-off in the near term or at all

In this Information Statement, we have described the anticipated strategic and financial benefits Telesites may realize as a result of its separation from América Móvil. See “Detailed Information About the Transaction—Detailed Description of the Corporate Restructuring.” In particular, América Móvil believes that the Spin-off will better position Telesites to take advantage of business opportunities, strategic alliances and other acquisitions.

However, no assurance can be given that the market will react favorably to the Spin-off. In addition, no assurance can be given that any investment, acquisition or other strategic opportunities will become available following the Spin-off on terms that Telesites finds favorable or at all. Given the added costs associated with the completion of the Spin-off, including the separate accounting, legal and other auditing and regulatory compliance costs of being a separate public company in Mexico, a failure to realize the anticipated benefits of the Spin-off in the near term or at all could adversely affect Telesites.

Telesites may face difficulty in financing its operations and investments following the Spin-off, which could have an adverse impact on its business and results

Telesites may need to incur debt or issue additional equity in order to fund working capital and capital expenditures or to make acquisitions and other investments following the Spin-off. We cannot assure you that debt or equity financing will be available to Telesites on acceptable terms, if at all. If Telesites is not able to obtain sufficient financing on attractive terms, its business, results of operations and financial condition could suffer.

Decrease in demand for Telesites’ Site Infrastructure would materially and adversely affect its operating results, and we cannot control that demand

Factors affecting the demand for Telesites’ Site Infrastructure could materially and adversely affect its operating results. These factors include:

•	increased use of network sharing, roaming by wireless service providers;

•	mergers or consolidations among wireless service providers;

•	governmental licensing of spectrum or restricting or revoking spectrum licenses;

•	zoning, environmental, health or other government regulations or changes in the application and enforcement thereof;

•	a decrease in consumer demand for wireless services due to general economic conditions or other factors, including inflation;

•	the ability and willingness of wireless service providers to maintain or increase capital expenditures on network infrastructure;

•	costs related to the development of wireless services;

•	Telesites’ ability to satisfy the service requests of its customers in an efficient manner;

•	delays or changes in the deployment of next generation wireless technologies, including those related to: (i) the number or type of radio communication infrastructure or other communication centers needed to provide communications or radio communications services in specific areas, or (ii) wear and tear on existing wireless networks; and

•	technological changes.

Any downturn in the economy or disruption in the financial and credit markets could impact consumer demand for wireless services. If wireless service subscribers significantly reduce their minutes of use, or fail to widely adopt and use wireless data applications, Telesites’ wireless service provider customers could experience a decrease in demand for their services. As a result, Telesites’ customers may scale back their capital expenditure plans, which could materially and adversely affect leasing demand for Telesites’ Site Infrastructure and network development services business, which, in turn, could have a material adverse effect on the business, results of operations or financial condition.

If Telesites incurs a high level of indebtedness, its business and ability to capitalize on business opportunities may suffer an adverse material effect

Telesites could incur a high level of indebtedness, which would increase the possibility of its being unable to generate enough cash flow to cover payments of principal, interest and other amounts it owes. As a result of a high level of indebtedness, Telesites’ operational capabilities could be compromised, which could have an adverse material effect on Telesites’ business, results of operations, and financial condition.

Customers, prospective customers, suppliers or other companies with whom Telesites conducts business may need assurances that its financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them

Some of these customers, prospective customers, suppliers or other companies with whom Telesites conducts business may need assurances that its financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them. Additionally, they may prefer working with larger companies. Any failure of parties to be satisfied with Telesites’ financial stability could have a material effect on its business, results of operations, financial condition and cash flows.

It is probable that Telesites will depend on a relatively small number of customers for most of its revenue, and the loss, consolidation or financial instability of any of its significant customers may materially decrease the company’s revenues

Initially, Telesites will derive a significant portion of its revenue from a small number of customers, principally Telcel. Consequently, a reduction in demand for site leasing, reduced future capital expenditures on the networks, or the loss, as a result of bankruptcy, merger with other customers of Telesites or otherwise, of any of its largest customers could materially decrease its revenue and have an adverse effect on its growth. In addition, Telcel could, in the future, terminate its relationship with Telesites and decide to compete with it in the same sector by developing its own infrastructure.

If Telesites’ customers share Site Infrastructure to a significant degree or consolidate or merge, Telesites’ growth, revenue and ability to generate positive cash flows could be materially and adversely affected

Extensive sharing of infrastructure or roaming agreements among wireless service providers as an alternative to leasing Telesites’ Site Infrastructure may cause new lease activity to slow if carriers utilize shared equipment rather than deploy new equipment. For example, in the United States, recently combined companies have either rationalized or announced plans to rationalize duplicative parts of their networks. We would expect a similar outcome in Mexico if consolidation of certain customers occurs. In addition, certain combined companies have modernized or are currently modernizing their networks, and these and other customers could determine not to renew leases with Telesites as a result. Its ongoing contractual revenues and its future results may be negatively impacted if a significant number of these leases are not renewed.

Increasing competition in the telecommunications infrastructure services industry may materially and adversely affect Telesites

Telesites may experience increased competition, which could render the acquisition of high quality assets significantly more costly and impact its ability to grow, as well as result in a decrease of prices and operating margins. Some of Telesites’ potential competitors, such as wireless carriers that allow access to their towers may be larger and have greater financial resources.

The telecommunications industry is highly competitive and Telesites’ customers may have numerous alternatives available to them in leasing infrastructure. Competitive pricing by competitors could materially and adversely affect Telesites’ lease rates and services income. In addition, Telesites may not be able to renew existing customer leases when they expire or enter into new customers leases, resulting in a material adverse impact on its results of operations and growth rate. Additionally, certain providers of telecommunications services may opt to develop their own Site Infrastructure without turning to Telesites’ services.

The prices for assets, combined with the competitive pricing pressure on Site Infrastructure leases, could make it more difficult to achieve a return on an investment in Telesites.

Telesites may not be able to fully recognize the anticipated benefits of towers that it acquires

A key element of Telesites’ growth strategy is to increase its tower portfolio. Telesites will rely on its due diligence of the towers and the representations and financial records of the lessors and other third parties to establish the anticipated revenues and expenses and whether the acquired towers will meet Telesites’ internal guidelines. In addition, Telesites may not always have the ability to analyze and verify all information regarding title, access and other issues regarding the land underlying acquired towers.

New technologies or changes in the business models of Telesites’ customers could make the Site Infrastructure business less desirable and result in decreasing revenues

The development and implementation of new technologies designed to enhance the efficiency of wireless networks or changes in the business models of Telesites’ customers could reduce the need for Telesites’ tower-based wireless services, decrease demand for tower space and thereby decrease occupancy rates or reduce previously obtainable lease rates. In addition, customers allocate less of their budgets to leasing space on Site Infrastructure.

Delays or changes in the deployment or adoption of new technologies or slowing consumer adoption rates may have a material adverse effect on Telesites’ growth rate

There can be no assurances that 3G, 4G, or other new wireless technologies will be deployed or adopted as rapidly as projected or that these new technologies will be implemented in the manner anticipated. Additionally, the demand by consumers and the adoption rate of consumers for these new technologies once deployed may be lower or slower than anticipated. These factors could have a material adverse effect on Telesites’ growth rate.

If Telesites is unable to protect its rights to the land under its Site Infrastructure, its business and operating results could be adversely affected

Telesites’ real property interests relating to its Site Infrastructure consist primarily of leasehold and sub-leasehold interests, and usufructs. A loss of these interests where Site Infrastructure is located may interfere with América Móvil’s ability to operate towers on other elements and generate revenues. For various reasons, Telesites may not always have the ability to access, analyze and verify all information regarding property titles or possession before entering into a lease or any other type of agreement for the rights to the property on which a tower is to be located. This can generate uncertainty regarding the adequacy and security of Telesites’ rights to the property, as well as affect its rights to access and operate a site. Telesites could face disputes with property owners in relation to its lease agreements and the land on which the Site Infrastructure is located, which could also affect its ability to access and operate certain sites, and even result in its being dispossessed of the property where the Site Infrastructure is located. Moreover, the property rights may not be binding on third parties and Telesites may be unable to retain them if faced with claims filed by someone with a greater right to the property. For various reasons, property owners may decide to not honor or renew the lease agreements they entered into with Telesites. Most of the leases we have entered into are for a period of 10 years. Telesites’ inability to protect its rights to the land under its towers may have a material effect on its business, results of operations and financial condition.

Rights to properties where Telesites locates its Site Infrastructure may have a shorter duration than the site access agreements

Certain of Telesites’ leases on properties where its Site Infrastructure is located may have shorter durations than the site access agreements executed with customers. In such cases, Telesites shall seek to renew these agreements, or where appropriate, offer its customers relocation of their access to a new site. We cannot guarantee that customers will agree, and such customers could terminate the site access agreements they have entered into with Telesites before they have expired. This could have a material effect on Telesites’ business, results of operations, and financial condition.

Costs could increase and revenues could decrease due to perceived health risks from radio emissions, especially if these perceived risks are substantiated

Public perception of possible health risks associated with cellular and other wireless communications technology could slow the growth of wireless companies, which could in turn slow the company’s growth. In particular, negative public perception of, and regulations regarding, these perceived health risks could undermine the market acceptance of wireless communications services and increase opposition to the development of Site Infrastructure. The potential connection between radio frequency emissions and certain negative health or environmental effects has been the subject of substantial study by the scientific community in recent years and numerous health-related lawsuits have been filed against wireless carriers and wireless device manufacturers. If a scientific study or court decision resulted in a finding that radio frequency emissions pose health risks to consumers, it could negatively impact telecommunications operators and the market for wireless services, which could have a material effect on Telesites’ business, results of operations and financial condition.

If Telesites fails to comply with laws or regulations which regulate its business and which may change at any time, it may be fined or even lose its right to conduct some of its business

Various laws and regulations apply to Telesites’ business. Failure to comply with applicable requirements may lead to civil penalties or require Telesites to assume indemnification obligations. We cannot guarantee that existing or future laws or regulations, including state and local tax laws, will not adversely affect Telesites’ business or result in additional costs. These factors may have a material adverse effect on Telesites.

Telesites’ Site Infrastructure is subject to damage from natural disasters or other unexpected events that are not adequately covered by insurance

Telesites’ Site Infrastructure is subject to risks associated with natural disasters such as tornadoes, floods, hurricanes and earthquakes, as well as other unexpected events. Any loss or damage to elements of Telesites’ Site Infrastructure or its databases could affect its ability to provide services to customers. Although Telesites does have insurance with coverage for natural disasters, such insurance may prove insufficient or inadequate to cover repair or reconstruction costs arising from events of force majeure.

The failure or inability of Telesites’ subsidiaries to pay dividends or other distributions may adversely affect Telesites and its ability to pay dividends to shareholders

Telesites will be a holding company. Accordingly, Telesites’ cash flows will be derived principally from dividends, interest and other distributions made to Telesites by its subsidiaries. Telesites’ ability to pay dividends, interest or other distributions depends on its subsidiaries’ ability to pay it dividends and provide it with other income. The ability of its subsidiaries to pay dividends and provide Telesites with other cash flows may be subject to legal, regulatory, or contractual restrictions.

Delays, absences or refusals at different levels of government of approvals to grant Telesites’ subsidiaries permits and licenses to operate and expand its Site Infrastructure network could have a material effect on Telesites’ business, results of operations and financial condition

There is no reliable system in Mexico for permits, authorizations and licenses for the installation of radio communication infrastructure and or for establishing their respective costs. Rather, from time to time, local, state, and federal authorities establish varying requirements to obtain specific authorizations, including in many instances, varying requirements for the same site. Given these conditions, Telesites may be unable to execute its expansion plans within expected timeframes, or may be unable to execute them at all if it fails to secure the authorizations required at different levels of government. Delays, absences or refusals of approvals to grant the authorizations needed to expand Telesites’ network could adversely affect its ability to install or maintain radio communications infrastructure, and could have a material effect on its business, results of operations and financial condition.

SELECTED FINANCIAL INFORMATION

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Financial Position

At December 31, 2014

(In thousands of Mexican pesos)

	América Móvil Consolidated (Base Figures)	Pro-Forma Adjustments (Note 3a)		América Móvil Consolidated Pro-Forma (Note 3a)
Assets
Current assets:
Cash and cash equivalents	$66,473,703		$(2,040,262)	$64,433,441
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net	137,848,366			137,848,366
Related parties	1,320,107		20,653,506	21,973,613
Derivative financial instruments	22,536,056			22,536,056
Inventories, net	35,930,282			35,930,282
Other assets, net	16,971,863			16,971,863

Total current assets	281,080,377		18,613,244	299,693,621

Non-current assets:
Property, plant and equipment, net	605,407,611		(21,740,370)	598,331,765
Intangible assets, net	224,844,474			224,844,474
Investment in associated companies	49,262,581			49,262,581
Deferred taxes	64,814,108			64,814,108
Other assets, net	35,310,687		(77,482)	35,233,205

Total assets	$1,260,719,838		(3,204,608)	$1,272,179,754

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	$57,323,940	$		$57,323,940
Accounts payable and accrued liabilities	258,432,583		353,524	258,786,107
Derivative financial instruments	8,527,812			8,527,812
Related parties	4,152,872			4,152,872
Deferred revenues	31,464,235			31,464,235

Total current liabilities	359,901,442		353,524	360,254,966

Long-term debt	539,066,569			539,066,569
Deferred taxes	22,886,281		(5,034,039)	22,251,599
Deferred revenues	1,330,757			1,330,757
Asset retirement obligation	13,496,202		(1,366,760)	12,129,442
Employee benefits	84,298,264		(557)	84,297,707

Total liabilities	1,020,979,515		(6,047,832)	1,019,331,040

Total equity	239,740,323		2,843,224	252,848,714

Total liabilities and equity	$1,260,719,838		$(3,204,608)	$1,272,179,754

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statements of Financial Position

At December 31, 2013

(In thousands of Mexican pesos)

	América Móvil Consolidated (Base Figures)	Pro-Forma Adjustments (Note 3a)		América Móvil Consolidated Pro-Forma (Note 3a)
Assets
Current assets:
Cash and cash equivalents	$48,163,550		$(1,497,686)	$46,665,864
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net	127,872,657			127,872,657
Related parties	1,346,392		19,174,925	20,521,317
Derivative financial instruments	10,469,316			10,469,316
Inventories, net	36,718,953			36,718,953
Other assets, net	12,127,200			12,127,200

Total current assets	236,698,068		17,677,239	254,375,307

Non-current assets:
Property, plant and equipment, net	501,106,951		(23,697,209)	493,617,900
Intangible assets, net	130,706,422			130,706,422
Investment in associated companies	88,887,024			88,887,024
Deferred taxes	50,853,686			50,853,686
Other assets, net	17,340,282		(73,422)	17,266,860

Total assets	$1,025,592,433		$(6,093,392)	$1,035,707,199

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	$25,841,478	$		$25,841,478
Accounts payable and accrued liabilities	213,178,475		322,028	213,500,503
Derivative financial instruments	5,366,323			5,366,323
Related parties	2,552,337			2,552,337
Deferred revenues	27,016,340			27,016,340

Total current liabilities	273,954,953		328,028	274,276,981

Long-term debt	464,478,366			464,478,366
Deferred taxes	1,628,409		(5,743,495)	747,361
Deferred revenues	1,105,294			1,105,294
Asset retirement obligation	7,516,460		(1,145,657)	6,370,803
Employee benefits	66,607,874		(475)	66,607,399

Total liabilities	815,291,356		(6,567,599)	813,586,204

Total equity	210,301,077		474,207	222,120,995

Total liabilities and equity	$1,025,592,433		$(6,093,392)	$1,035,707,199

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Comprehensive Income

For the year ended December 31, 2014

(In thousands of Mexican pesos)

	América Móvil Consolidated (Base Figures)	Pro-Forma Adjustments (Note 3a)	América Móvil Consolidated Pro-Forma (Note 3a)
Operating revenues	848,261,821		848,261,821

Operating costs and expenses:
Cost of sales and services	386,102,139	$2,199,511	388,301,650
Commercial, administrative and general expenses	185,683,205	(72,231)	185,610,974
Other expenses	8,100,893		8,100,893
Depreciation and amortization	119,174,587	(2,291,446)	118,426,775

	699,060,824	(164,166)	700,440,292

Operating income	149,200,997	164,166	147,821,529

Interest income	12,482,949	1,562,401	14,045,350
Interest expense	(39,599,241)		(39,599,241)
Foreign currency exchange (loss) gain, net	(28,615,459)		(28,615,459)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	(4,372,003)		(4,372,003)
Equity interest in net income of associated companies	(2,647,180)		(2,647,180)

Profit before income tax	86,450,063	1,726,567	86,632,996
Income tax	38,952,340	100,924	38,590,174

Net profit for the year	$47,497,723	$1,625,643	$48,042,822

Net profit for the year attributable to:
Equity holders of the parent	$45,922,214	$1,625,643	$46,467,313
Non-controlling interests	1,575,509		1,575,509

	$47,497,723	$1,625,643	$48,042,822

Earnings per share attributable to equity holders of the parent:	$0.66		$0.67

Comprehensive income for the year attributable to:
Equity holders of the parent	$38,284,786		$38,829,886
Non-controlling interest	2,298,634		2,298,634

	$40,583,420		$41,128,520

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Comprehensive Income

For the year ended December 31, 2013

(In thousands of Mexican pesos)

	América Móvil Consolidated (Base Figures)	Pro-Forma Adjustments (Note 3a)	América Móvil Consolidated Pro-Forma (Note 3a)
Operating revenues	786,101,021		786,101,021

Operating costs and expenses:
Cost of sales and services	358,291,177	$2,063,465	360,354,642
Commercial, administrative and general expenses	167,184,570	(69,303)	167,115,267
Other expenses	4,832,685		4,832,685
Depreciation and amortization	101,534,833	(2,269,346)	100,809,121

	631,843,265	(275,184)	633,111,715

Operating income	154,257,756	275,184	152,989,306

Interest income	6,245,323	1,479,851	7,725,174
Interest expense	(30,349,694)		(30,349,694)
Foreign currency exchange (loss) gain, net	(19,610,465)		(19,610,465)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	(5,211,983)		(5,211,983)
Equity interest in net income of associated companies	36,282		36,282

Profit before income tax	105,367,219	1,755,035	105,578,620
Income tax	30,392,731	90,853	30,020,494

Net profit for the year	$74,974,488	$1,664,182	$75,558,126

Net profit for the year attributable to:
Equity holders of the parent	$74,624,979	1,664,182	$75,208,617
Non-controlling interests	349,509		349,509

	$74,974,488	$1,664,182	$75,558,126

Earnings per share attributable to equity holders of the parent:	$1.02		$1.03

Comprehensive income for the year attributable to:
Equity holders of the parent	$45,108,504		$45,692,142
Non-controlling interest	(201,077)		(201,077)

	$44,907,427		$45,491,065

Notes to the Pro Forma Condensed Consolidated Financial Information as of and for the periods ending December 31, 2014 and December 31, 2013

All figures mentioned in this section are expressed in thousands of Mexican Pesos. Unless expressly defined herein, references to capitalized terms have the meaning given to such term in the “Terms and Definitions” section of the Information Statement.

1. Basis of preparation

América Móvil and its subsidiaries offer telecommunications services, including mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services, in Latin America, the Caribbean, Central Europe and Eastern Europe.

The unaudited pro forma condensed consolidated financial information as of and for the years ending December 31, 2014 and 2013 has been prepared in conformity with International Financial Reporting Standards. The financial statements for América Móvil’s subsidiaries and affiliates located outside Mexico were converted into Mexican Pesos as follows:

The financial statements reported by foreign subsidiaries have been converted to IFRS in the respective local currency and then translated into Mexican Pesos as follows: (i) all monetary and non-monetary assets and liabilities (other than equity accounts) are translated at the prevailing exchange rate at the period closing; (ii) equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated; and (iii) results are translated at the average exchange rate during the applicable period.

The difference resulting from the translation process is recognized in equity.

The preparation of financial statements prepared under IFRS requires the use of estimates in certain areas. The actual results could differ from these estimates.

2. Description of the Spin-off

On July 8, 2014, América Móvil publicly announced that it intended to separate some of Telcel’s Site Infrastructure assets and to market them for use by any interested parties.

The Corporate Restructuring consists of the execution of a series of corporate steps, including a demerger of América Móvil, in which América Móvil will contribute part of its assets, liabilities and capital, consisting primarily of the Site Infrastructure, related to its wireless operations in Mexico to a spun-off company, which, upon obtaining the necessary authorizations, will be a sociedad anónima de capital variable called “Telesites, S.A. de C.V.” or any other corporate name authorized by the Mexican Ministry of Economy in accordance with the terms and provisions of the Mexican General Corporations Law. Telesites’ business will initially be to construct, install, maintain, operate and market, directly or through its subsidiaries, various types of towers, other support structures, physical space for the location of towers, and non-electronic components, in each case used for the installation of wireless communication transmission equipment, and which comprise its Site Infrastructure, as well as to provide related services.

The Corporate Restructuring is subject to the completion of various conditions and certain regulatory and corporate authorizations common for these types of transactions. América Móvil and some of its subsidiaries have already obtained some of the corporate and contractual authorizations required for this Corporate Restructuring.

If the Corporate Restructuring is approved, the holders of AMX Shares will receive one share of the corresponding series in Telesites for each share that they hold in América Móvil.

3. Pro forma condensed consolidated financial information

a) The unaudited pro forma condensed consolidated financial information as of and for the years ending December 31, 2014 and 2013 that have been presented have been prepared exclusively with the objective of showing the financial effects of the Spin-off on the financial position and operating results. The pro forma condensed consolidated financial information was prepared assuming that the Corporate Restructuring will be conducted as described herein, and including the conditions related to its effectiveness and obtaining the authorizations required by this type of transaction.

•	Base Figures: correspond to the unaudited condensed consolidated financial figures reported by América Móvil as of December 31, 2014 and 2013;

•	Pro Forma Adjustments: includes adjustments to reflect revenues and costs derived from Telesites’ operations and have been included to present figures for América Móvil without Telesites. These adjustments contain spun-off assets and liabilities. The amount attributed to fixed assets, represented by the Site Infrastructure, includes Ps.$14,664,524 as of December 31, 2014 and Ps.$16,208,158 as of December 31, 2013, corresponding to the valuation of such assets at their market value and the corresponding effects of depreciation of Ps.$1,543,634 in both 2014 and 2013, as well as deferred taxes related to the revaluation. In preparing the pro forma financial information, leases of tower and floor space with Telesites have been preliminarily treated as operating leases, based on International Accounting Standard 17; and

•	América Móvil Pro Forma: corresponds to the unaudited condensed consolidated financial information for the operations that will remain part of América Móvil.

b) The pro forma adjustments assume the inclusion of taxes that would have been generated by Telesites, as well as the tax impact they would have had on América Móvil, primarily by deducting the lease payments instead of depreciation for the Site Infrastructure.

MANAGEMENT DISCUSSION AND ANALYSIS REGARDING THE ISSUER’S PRO FORMA OPERATING RESULTS AND FINANCIAL POSITION

All figures mentioned in this section are expressed in thousands of Mexican Pesos. Unless expressly defined herein, references to capitalized terms have the meaning given to such term in the “Terms and Definitions” section of the Information Statement.

The pro forma condensed consolidated financial information represents a projection of the results of the Spin-off. Under the applicable assumptions, the following represents an analysis of the changes to América Móvil’s operating results as a result of the Spin-off.

Unaudited Pro Forma Condensed Consolidated Statements of Financial Position

The spun-off net assets in the unaudited pro forma condensed consolidated statements of financial position of América Móvil increased by (i) approximately Ps.$11,453,000 in 2014; and (ii) approximately Ps.$10,115,000 in 2013, which result principally from accounts receivable with Telesites of Ps.$21,000,000 in 2014 and Ps.$19,500,000 in 2013 and the decrease of the transferred fixed assets of Ps.$7,075,846 in 2014 and Ps.$7,489,051 in 2013.

Pro Forma Statement of Comprehensive Income

a) The operating income for the pro forma condensed consolidated statement of comprehensive income decreased (i) from Ps.$149,200,997 to Ps.$147,821,529 in 2014; and (ii) from Ps.$154,257,756 to Ps.$152,989,306 in 2013 as a result of the net effect of the tower lease payments that América Móvil will now have to pay to Telesites and the decrease of lease payment costs that América Móvil will have pay to third parties, as well as a decrease in maintenance costs of the towers, wages and salaries and depreciation of the towers;

b) Additionally, América Móvil earns interest on accounts receivable that it has with Telesites, which will become accounts payable, and which amount to (i) Ps.$20,653,506 in 2014; and (ii) Ps.$19,174,925 in 2013, amounts which include unpaid accrued interest on approximately Ps.$18,000,000 of principal; and

c) The decrease of operating income of Ps.$1,379,468 in 2014 and Ps.$1,268,450 in 2013, an increase in interest income of Ps.$1,562,401 in 2014 and Ps.$1,479,851 in 2013, and the tax effects of the pro forma adjustments, which result in an increase to pro forma net profit of Ps. $545,099 in 2014 and Ps.$583,638 in 2013.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report constitutes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in the AMX 20-F, include economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

ANNEX

Report of Mancera, S.C., a member practice of Ernst & Young Global Limited, independent external auditors of América Móvil, on the compilation of the pro forma financial information included in the Information Statement

REPORT ON THE COMPILATION OF THE PRO FORMA FINANCIAL INFORMATION INCLUDED IN AN INFORMATION STATEMENT

To the Shareholders of

América Móvil, S.A.B. de C.V.

We have completed our assurance engagement to report on the compilation of pro forma financial information of América Móvil, S.A.B. de C.V. (the Company or América Móvil) prepared by the Company’s management. The pro forma financial information consists of the pro forma condensed consolidated statements of financial position as of December 31, 2014 and 2013, and the pro forma condensed consolidated statements of income for the years ended December 31, 2014 and 2013, and the related notes as set out in the Information Statement Concerning a Corporate Reorganization (“Information Statement”) issued by the Company on April 1, 2015. The applicable criteria on the basis of which the Company has compiled the pro forma financial information are specified in the general rules applicable to securities issuers and other securities market participants (“Circular Única for Issuers”) that are described in Notes 1 and 3 to the pro forma financial information included in section 6 of the Information Statement.

The pro forma financial information has been compiled by the management of the Company to illustrate the impact of the spin-off of certain net assets set out in Note 2 to the pro forma financial information included in section 6 of the Information Statement, on the Company’s financial position as of December 31, 2014 and 2013 and its financial performance for the years ended December 31, 2014 and 2013, as if the spin-off had taken place on January 1, 2013. As part of this process, information about the Company’s financial position and financial performance has been extracted by the Company from the Company’s audited consolidated financial statements for the year ended December 31, 2013, prepared in accordance with International Financial Reporting Standards (IFRS). The information about the financial position and financial performance of América Móvil, for the year ended December 31, 2014 has been extracted by the Company from the unaudited financial information for 2014.

Management’s responsibility for the Pro Forma Financial Information

The management of América Móvil is responsible for compiling the pro forma financial information on the basis of the criteria established in the Circular Única for Issuers.

Auditor’s responsibility

Our responsibility is to express an opinion, as required by the Circular Única for Issuers, about whether the pro forma financial information has been compiled, in all material respects, by the management of América Móvil on the basis of the criteria established in the aforementioned Circular Única for Issuers.

We conducted our engagement in accordance with International Standard for Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus, issued by the International Auditing and Assurance Standards Board. This standard requires that we comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the management of América Móvil has compiled, in all material respects, the pro forma financial information on the basis of the criteria issued in the Circular Única for Issuers.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of the pro forma financial information included in an Information Statement is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the spin-off had occurred at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the spin-off at January 1, 2013 would have been as presented.

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by América Móvil in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

•	The related pro forma adjustments give appropriate effect to those criteria; and

•	The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the auditor’s judgment, having regard to the auditor’s understanding of the nature of the company, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the pro forma financial information has been compiled, in all material respects, on the basis of the requirements of the Circular Única for Issuers.

Other matters

1) As discussed in Note 3a), the pro forma adjustments include the effects of the revaluation of the fixed asset items that were transferred as a result of the spin-off and on the depreciation of those assets. These effects are not considered in the Company’s pro forma condensed consolidated financial information.

2) See Note 3 to the pro forma financial information regarding the significant accounting policies.

Mancera, S.C.

A Member Practice of

Ernst & Young Global Limited

/s/ Carlos Carrillo Contreras
Carlos Carrillo Contreras

Mexico City, Mexico

April 1, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jimenez
Name:	Alejandro Cantú Jimenez
Title:	Attorney-in-fact